SEC MAIL PROCESSING SECTION
RECEIVED
JUL 2 4 2006
WASH, D.C. 199

ARLS
06042845

ADVANCED PHOTONIX, INC.
Proxy Statement and 2006 Annual Report to Shareholders

To Our Shareholders:

Fiscal year 2006 presented new challenges and opportunities for Advanced Photonix, Inc. (API). While revenues increased significantly (59% over fiscal year 2005), the Company went from net income before income taxes in FY 2005 of $.5 million to a net loss in FY 2006 of $3.4 million. At the same time the Company's gross profits increased 96% to $9.2 million and the gross profit margin increased from 32% to 39% of sales. The $3.4 million loss included $1.9 million of significant one-time expenses and $2.0 million of non-cash amortization expenses primarily related to the Picometrix acquisition and our related financing activities. The one-time expenses totaling $1.9 million were comprised of an inventory write-off of $1.1 million and a goodwill write-down of $ .8 million. While profits were significantly affected, we believe our progress and accomplishments during the year will create a basis for the long-term increased growth of the Company and shareholder value. Our single greatest achievement in fiscal 2006 was the acquisition of Picometrix, which took us from a single product line to three product lines: Optoelectronic Equipment, High Speed Optical Receivers and Terahertz Instrumentation. This expansion of our product lines brings new technology, new customers, increased revenues and increased potential to the Company.

PROCESSED
AUG 0 2 2006
THOMSON FINANCIAL

2006 Results

The Company reported a net loss of $(2,624,000), or $(0.14) per diluted share, on sales of $6,803,000 for its fourth quarter ended March 31, 2006, as compared with net income of $4,612,000, or $0.29 per diluted share, on sales of $3,989,000 for the quarter ended March 27, 2005. For the twelve months ended March 31, 2006, the Company reported a net loss of $(3,465,000), or $(0.20) per diluted share, on sales of $23,585,000, as compared with net income of $5,254,000, or $0.34 per diluted share, on sales of $14,803,000 for the twelve months ended March 27, 2005.

Revenue for the fourth quarter ended March 31, 2006 was $6.8 million compared to $4 million for the quarter ended March 27, 2005 which was an increase of $2.8 million or 70% over the same period in the prior year and 5% over the third quarter ended December 25, 2005. Gross profit for the quarter was $1.9 million compared to $1.2 million for the fourth quarter of fiscal year 2005.

The Company's revenues for fiscal year 2006 were $23.6 million, an increase of $8.8 million, or 59% over revenues of $14.8 million for the fiscal year ended March 27, 2005. Approximately $7.6 million of the increase was attributable to revenues from the Picometrix acquisition in May 2005. The remaining increase of $1.2 million reflects an overall increase in revenues of 8% in the Company's remaining markets over the prior year.

Cost of product sales was $14.4 million in 2006 (61% of sales) compared to $10.1 million in 2005 (68% of sales). Gross profit was $9.2 million in 2006 (an increase of 96%) compared to $4.7 million in 2005. The increase in gross profit is primarily attributable to the acquisition of Picometrix, whose products carry higher gross margins.

Cost of product sales in 2006 included a $1.1 million obsolete and slow moving inventory write-off during the fourth quarter in inventories held at our Camarillo, California facility. The write-off included slow moving and obsolete inventory of approximately $821,000, of which $123,000 was associated with the acquisitions of Texas Optoelectronics Inc. in fiscal year 2003 and Photonic Detectors Inc. in fiscal year 2005, and $698,000 was associated with slow moving-excess-obsolete inventory from operations. The remaining $330,000 was derived from inventory shrinkage, scrap and write-down of some inventory items to value them at the lower of cost or market.

In order to address our operational issues, in fiscal 2006 we put a new operations team in place in our California facility, including a new Director of Operations, Materials Manager, Buyer, Controller and Cost accountant. This new leadership team is dedicated to improving the Company's margins and growing the revenues. They have been attacking the inventory, scrap and manufacturing inefficiencies that have plagued the Company in the past.

We are excited about our recently added product platforms, which we believe will open up a number of market opportunities for us in the future.

TERAHERTZ

Terahertz is one of the most dynamic and potentially exciting areas of our product and technology suite, simply because it is an unexplored region within the electromagnetic spectrum and as a result is untapped in its capability and market applications. Our research and development challenges for terahertz include increasing the power, increasing the speed, reducing the size, and lowering the price point. By increasing our power we will be able to increase the penetration depth and distance of what we can scan, which is important to some of our targeted emerging markets. Our next generation systems will leverage more standard active component technology developed in the telecommunications and defense industry to reduce the packaging and component requirements, increase performance and decrease the price point without affecting our margins. That, in turn, should spur application development and greatly expand emerging markets. These are all daunting tasks but we approach them with great confidence. Terahertz is a developing technology that has significant long term emerging market potential.

Our Terahertz Instrumentation product platform is continuing to grow, although it has an uneven revenue stream. There has been limited application development in THz to date as technology development has been focused on moving from the laboratory to real-time, high-speed application deployment with some of the larger, early adopter target markets including homeland security. The coming fiscal year we will accelerate our focus on application and market development. We currently have significant application development in homeland security with the Transportation Security Administration (TSA) and in the industrial non-destructive testing (NDT) market with leading pharmaceutical and aerospace companies, including the high-profile NASA space shuttle inspection program that you may be familiar with. We expect revenues to continue to be uneven over the next few years as we pursue R&D and market development activities for the application of this exciting technology.

While we can not give anyone more specifics as to applications that we are working on today, due to confidentiality issues, we can say that our principal target markets are in Homeland security, and non-destructive testing for the aerospace, pharmaceuticals and electronics industries. In the coming year we will be making a major investment in our business development and engineering personnel and developing the next generation terahertz instrumentation, with the goal of driving cost and system size down, thus opening up the number of market opportunities. This next generation terahertz system will include building larger arrays and software development for the analysis and display of the information gathered by the terahertz instrumentation. We will continue to sell our current and next generation T-Ray 2000 application development system into Universities, national laboratories and industrial research facilities and our QA1000 to the industrial quality control market. Our goal is to continue our leadership in the emerging THz markets.

HIGH-SPEED OPTICAL RECEIVERS

The Telecommunication market is making a come back and this time it is being driven by competition between the traditional phone companies, or Regional Bell Operating Companies (RBOCs), and the cable TV companies to satisfy consumer demand for services, including IPTV, VOIP, internet gaming, high-definition TV and file transfers of movies, music, and even family photos to friends. Our investment over the last five years, during the telecommunications downturn, has further solidified our position as a technological leader and we are beginning to reap the benefits as the optical communication telecommunications market begins to experience rapid growth with a smaller supplier base and reduce capacity. The High-Speed optical receiver product platform should give us the greatest boost in our revenue growth over the next few years. In fact during the fourth quarter of our fiscal year 2006, we started ramping up production of our 10G and 40G high speed-optical receiver suite to the telecommunication market and we are happy to say that those products are starting to gain traction in the market. In fact, we have already signed several long-term supply agreements with leading OEMs for our 10G product offering and are gaining market share. We believe this market will continue to grow at high double-digit rates for the next several years.

While we are penetrating the 10G market, we are engaged with major OEM's to present our technology and review their needs for the next generation 40G telecommunication systems utilizing different modulation schemes. Some of these modulation techniques require next generation 40G optical receivers. Our goal is continue to maintain our leadership position in the evolving 40G sector and provide a full product offering of the highest performance Optical receivers on the market.

OPTOELECTRONIC SOLUTIONS

The Optosolutions Product Platform, which is primarily based on Si semiconductors today, is an area where we are transforming our business model. This is starting with the announcement of the consolidation of our silicon wafer fabrication to Ann Arbor Michigan. We expect to have this consolidation operational by FY2008. This consolidation of wafer operations will give the Optosolutions product platform the ability to leverage existing assets and technological know-how of all three (3) facilities and is designed to ultimately improve gross margins and market penetration. With the help of the State of Michigan and the local community of Ann Arbor, both of which have provided tax relief, we will invest over $1 million in the upgrade of equipment for our new wafer microfabrication facility, creating a state of the art facility. We will continue to focus on medical and military applications that demand the high performance and reliability products that we make today. We will be increasing our business development in these areas with new personnel and alliance partners. In the Sales and Marketing area, we have a new agreement with Digi-Key® for distributing our standard products over the web. This is a new marketing channel for us and gives us the ability to reduce our distribution cost, provide standard products for initial R&D development and increase our name recognition for volume applications.

Looking to the fiscal year 2007, on the expense side we intend to increase our research and development investments, and, sales and marketing expenses and anticipate incurring some extraordinary expense associated with the wafer fabrication consolidation. The increases in expenses are investments we are making in the future for Advanced Photonix. We will be investing in the future during FY 2007 to position Advanced Photonix for high growth in the following years.

For the next fiscal year, we are projecting revenue growth between 15% and 20% over this year's revenues of $23.4 million. We expect that this revenue increase will be driven by all three product lines with the highest growth coming from the telecommunication market.

Sincerely,

Richard Kurtz
Chairman of the Board and
Chief Executive Officer

TABLE OF CONTENTS

Page

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS 1

PROXY STATEMENT 2
- Voting Securities 2
- Proposal 1: Election of Directors 3
- Meetings and Committees of the Board of Directors 5
- Code of Ethics 6
- Nomination Procedures 6
- Shareholder Communications and Policy Regarding Annual Meeting Attendance 7
- Audit Committee Report 7
- Compensation Committee Interlocks and Insider Participation 8
- Report on Executive Compensation by the Compensation Committee 8
- Executive Compensation 9
- Employment Agreements 9
- Stock Options 10
- Compensation of Directors 10
- Performance Graph 12
- Security Ownership of Certain Beneficial Owners and Management 13
- Certain Relationships and Related Transactions 14
- Relationship with Independent Auditors 15
- Expenses 15
- Shareholder Proposals 16

Audit Committee Charger 17

ANNUAL REPORT TO SHAREHOLDERS
- Business Overview 22
- Management's Discussion and Analysis 31
- Report of Independent Registered Public Accounting Firm 40
- Consolidated Balance Sheet at March 31, 2006 and March 27, 2005 41
- Consolidated Statements of Operations for the Years Ended March 31, 2006, March 27, 2005 and March 28, 2004 43
- Consolidated Statements of Shareholders' Equity for the Years Ended March 31, 2006, March 27, 2005 and March 28, 2004 44
- Consolidated Statements of Cash Flows for the Years Ended March 31, 2006, March 27, 2005 and March 28, 2004 45
- Notes to Consolidated Financial Statements 47
- Controls and Procedures 69

OTHER SHAREHOLDER INFORMATION 70

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Notice of Annual Meeting of Shareholders
To Be Held
August 23, 2006

To the Shareholders of Advanced Photonix, Inc.:

You are invited to attend the Annual Meeting of Shareholders (the "Annual Meeting") of Advanced Photonix, Inc. (the "Company"), which will be held at the Company's Michigan office, 2925 Boardwalk, Ann Arbor, Michigan, at 10:00 a.m., Eastern time, on August 23, 2006, to consider the following matters:

(1) The election of six Directors to hold office until the next Annual Meeting of Shareholders and until their respective successors are duly elected and qualified. The persons nominated by the Board of Directors are Richard D. Kurtz, Robin F. Risser, M. Scott Farese, Lance Brewer, Donald Pastor and Stephen P. Soltwedel, all of whom are described in the accompanying Proxy Statement; and

(2) Such other matters as may properly be brought before the Annual Meeting of Shareholders.

The Board of Directors has fixed the close of business on June 30, 2006 as the record date for the Annual Meeting. Only shareholders who owned the Company's Common Stock at the close of business on June 30, 2006 will be entitled to notice of, and to vote at, the Annual Meeting or any adjournments or postponements thereof. Shares can be voted at the Annual Meeting only if the holder is present or represented by proxy.

The Board of Directors of the Company solicits the accompanying form of proxy. Reference is made to the attached Proxy Statement for further information with respect to the business to be transacted at the Annual Meeting.

A complete list of Shareholders entitled to vote at the Annual Meeting shall be open to the examination of any shareholder, for any purpose relevant to the Annual Meeting, during ordinary business hours, for a period of at least 10 days prior to the Annual Meeting, at the Company's principal office, 2925 Boardwalk, Ann Arbor, Michigan 48104.

Shareholders are cordially invited to attend the Annual Meeting. Whether or not you expect to attend the Annual Meeting in person, please complete, date and sign the accompanying proxy card and return it without delay in the enclosed postage prepaid envelope. Your proxy will not be used if you are present and prefer to vote in person or if you revoke the proxy.

By Order of the Board of Directors

July 19, 2006

Robin F. Risser
Secretary

Proxy Statement
Annual Meeting of Shareholders
August 23, 2006

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Advanced Photonix, Inc., a Delaware corporation for use at the 2006 Annual Meeting of Shareholders of the Company and for any adjournments or postponements thereof to be held at the Company's Michigan office, 2925 Boardwalk, Ann Arbor, Michigan, at 10:00 a.m., Eastern time, on August 23, 2006, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. A Board of Directors' proxy (the "Proxy") for the Annual Meeting is enclosed, by means of which you may vote as to the proposals described in this Proxy Statement.

The Board of Directors recommends a vote **FOR** the election of directors as described in this Proxy Statement. All Proxies that are properly completed, signed and returned to the Company prior to the Annual Meeting, and which have not been revoked, will be voted in accordance with the shareholder's instructions contained in such Proxy. In the absence of instructions, shares represented by such Proxy will be voted **FOR** the election of the six nominees to the Board of Directors as described herein. The Board of Directors is not aware of any business to be presented at the Annual Meeting except the matters set forth in the Notice and described in the Proxy Statement. If any other matters properly come before the Annual Meeting, the persons named in the accompanying Proxy will vote on those matters in accordance with their best judgment. A shareholder may revoke his or her Proxy at any time before it is exercised by filing with the Secretary of the Company at its offices at 2925 Boardwalk, Ann Arbor, Michigan, 48104, either a written notice of revocation or a duly executed Proxy bearing a later date, or by appearing in person at the Annual Meeting and expressing a desire to vote his or her shares in person.

This Proxy Statement and the accompanying Notice of Annual Meeting of Shareholders, Proxy and 2006 Annual Report to Shareholders are being sent to Shareholders on or about July 19, 2006.

VOTING SECURITIES

June 30, 2006 has been fixed as the record date for the determination of Shareholders entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. As of that date, the Company had outstanding 19,005,697 shares of Class A and Class B Common Stock, $.001 par value, which vote together as a single class. A quorum, representing a majority of the total outstanding shares, must be established for the meeting to be held and any action to be taken. The presence, in person or by proxy, of shareholders entitled to cast a majority of votes will constitute a quorum for the Annual Meeting. Holders of Class A and Class B Common Stock are entitled to one vote for each share owned. As a plurality of votes cast is required for the election of directors, abstentions and broker non-votes will have no effect on the outcome of the election.

Brokers holding shares for beneficial owners must vote those shares according to the specific instructions they receive from beneficial owners. If specific instructions are not received, brokers may vote those shares in their discretion, depending on the type of proposal involved. The Corporation believes that, in accordance with the rules applicable to such voting by brokers, brokers will have discretionary authority to vote on the election of directors. Shares as to which brokers have not exercised such discretionary authority or received instructions from beneficial owners are considered "broker non-votes."

PROPOSAL 1 - ELECTION OF DIRECTORS

A Board of six (6) Directors of the Company is to be elected at the Annual Meeting, each to serve, subject to the provisions of the Company's by-laws, until the next Annual Meeting of Shareholders and until his successor is duly elected and qualified. It is management's recommendation that the accompanying form of Proxy be voted **FOR** the election as Directors of the six persons named below, all of whom are currently Directors of the Company and two of whom are currently executive officers of the Company. The Board of Directors believes that the nominees named below are willing to serve as Directors. However, in the event that any of the nominees should become unable or unwilling to serve as a Director, the Proxy will be voted for the election of such person or persons as shall be designated by the Board of Directors pursuant to the recommendation of the Company's Nominating Committee.

The following persons are nominees for election as Directors:

Name	Age	Position
Richard D. Kurtz	54	Chairman of the Board, President and Chief Executive Officer
Robin F. Risser	55	Chief Financial Officer Secretary and Director
M. Scott Farese	49	Director
Stephen P. Soltwedel	59	Director
Lance Brewer	48	Director
Donald Pastor	52	Director

Set forth below is certain information relating to the Directors and executive officers of the Company:

Richard D. Kurtz - Chairman of the Board, President and Chief Executive Officer

Mr. Kurtz became a director of the Company in February 2000, was elected Chairman of the Board in July 2000, and was appointed Chief Executive Officer in February 2003. In June 2006, Mr. Kurtz was appointed to serve as President of the Company. Prior to joining Advanced Photonix, he was Director of Client Services and Strategic Planning for Quantum Compliance Systems Inc. a privately owned software company specializing in the development and installation of Environmental Health and Safety Management systems. Prior to joining Quantum, Mr. Kurtz served as Vice President of Sales and Marketing for Filtertek Inc. an ESCO Technology company for more than 13 years.

Robin F. Risser –Chief Financial Officer and Director

Mr. Risser joined the Company through the acquisition of Picometrix, Inc., and was appointed Chief Financial Officer of the Company in May 2005 and became a director of the Company in July 2005. Prior to joining the Company, Mr. Risser served as the Chief Executive Officer and a member of the board of directors of Picometrix, Inc. since 1992, the year in which he co-founded Picometrix. Mr. Risser is also a member of the Optical Society of America. Mr. Risser earned an MBA from the University of Michigan in 1978 and passed the CPA exam in 1975.

M. Scott Farese - Director
Mr. Farese became a director of the Company in August 1998. He is currently President of Chelsea Investments, a firm specializing in facilitating private investments in privately held companies. For the thirteen years prior to the establishment of Chelsea Investments, Mr. Farese was employed by Filtertek, Inc., most recently holding the position of Business Unit Director. Filtertek, a subsidiary of ESCO Technologies, a producer of custom filtration products and fluid control devices and a manufacturer of custom molded filter elements.

Stephen P. Soltwedel - Director
Mr. Soltwedel became a director of the Company in February 2000. He is currently the President of Filtertek, Inc., where he has been employed since 1972 and previously held the position of Vice President and Chief Financial Officer. Prior to joining Filtertek, Mr. Soltwedel was employed by the public accounting firm of Baillies Denson Erickson & Smith in Lake Geneva, Wisconsin.

Lance Brewer – Director
Mr. Brewer became a director of the Company in July 2005. He is currently founder and partner at Brewer & Brewer Law firm since 1989. Brewer & Brewer is headquartered in Newport Beach, California and specializes in representation of financial institutions, business acquisitions and litigation and insurance defense.

Donald Pastor – Director
Mr. Pastor became a director of the Company in July 2005 and is currently the Executive Vice President and Chief Financial Officer of Telephonics Corporation. In addition, Mr. Pastor serves as the Chief Executive Officer of TLSI, a wholly owned subsidiary of Telephonics. For the past thirty years, Mr. Pastor has held a variety of financial, administrative and operational positions in high technology and defense related industries.

Steven Williamson (Age 52) - Chief Technology Officer
Mr. Williamson joined the Company in May 2005 through the acquisition of Picometrix, Inc. Prior to joining the Company, Mr. Williamson had served as the President, Chief Technology Officer and a member of the board of directors of Picometrix, Inc. since 1992, the year in which he co-founded Picometrix. Mr. Williamson earned his B.A. in Physics (Optics) from the University of Rochester, has 35 publications in the field of ultra fast optics and optoelectronics and holds twelve patents.

Directors serve annual terms until the next annual meeting of shareholders and until there successors are duly elected and qualified. Officers serve at the pleasure of the Board of Directors.

The Board has determined that M. Scott Farese, Stephen P. Soltwedel, Lance Brewer and Donald Pastor are "independent" within the meaning of Securities Exchange Act Rule 10A-3 and within the applicable American Stock Exchange (AMEX) definition.

BOARD OF DIRECTORS AND COMMITTEES

Board Meetings, Annual Meeting and Attendance of Directors

The Board of Directors held five meetings and acted by unanimous written consent two times during the fiscal year ended March 31, 2006.

Each person who served as a director in fiscal year 2006 attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors held while such person was a director, and (ii) the total number of meetings held by all committees of the Board on which such person served while such person was a member of such committee. As a matter of policy, members of the Board of Directors are required to make every reasonable effort to attend the Annual Meeting of Shareholders. All members of the Board of Directors attended the Company's 2005 Annual Meeting of Shareholders held on August 26, 2005.

Committees of the Board

The Board of Directors has the following standing committees: Audit Committee, Compensation Committee, and Nominating and Governance Committee.

As set forth in the Audit Committee Charter, a copy of which is attached as Exhibit A, the Audit Committee's primary responsibilities are to: (i) oversee the Company's financial reporting principles and policies including review of the financial reports and other financial and related information released by the Company to the public, or in certain circumstances governmental bodies; (2) review of the Company's system of internal controls regarding finance, accounting, business conduct and ethics and legal compliance that management and the Board have established; (3) review of the Company's accounting and financial reporting processes; (4) review and appraisal with management of the performance of the Company's independent auditors; and (5) the provision of an open avenue of communication between the independent auditors and the Board of Directors. The Audit Committee held four meetings during fiscal year 2006. For the fiscal year ended March 31, 2006, the Audit Committee consisted of Messrs. Farese, Pastor and Soltwedel, all of whom are independent within the meaning of Securities Exchange Act Rule 10A-3 and within the applicable American Stock Exchange ("AMEX") definition of independence. The Board has determined that Stephen P. Soltwedel and Donald Pastor qualify as "audit committee financial experts" as defined by Item 401(h)(2) of Regulation S-K promulgated by the Securities and Exchange Commission. None of the independent directors receives compensation from the Company other than directors' fees and discretionary option grants under the Company's Stock Option Plans for service on the Board or it's Committees.

The Compensation Committee evaluates directors and management compensation plans as well as the Company's stock option and incentive plans. The Compensation Committee met three times during fiscal 2006. The members of the Compensation Committee are Mr. Farese, Mr. Brewer and Mr. Soltwedel, all of whom are independent under the applicable SEC and AMEX definitions.

The Nominating and Governance Committee identifies individuals qualified to become members of the Board of Directors and its Committees and addresses the Company's demands for governance. The Nominating and Governance Committee met once in excutive session during fiscal 2006; all other discussions were conducted in connection with regular board meetings. The members of the Nominating and Governance Committee are Mr. Farese, Mr. Brewer and Mr. Pastor, all of whom are independent under the applicable SEC and AMEX definitions.

The charters for the Audit Committee, the Compensation Committee and the Nominating Committee have been approved by the Board of Directors and are posted on the Company's website, www.advancedphotonix.com under the "Corporate Governance" link on the Investors page.

Code of Ethics

The Company has adopted a Code of Ethical Conduct applicable to its Chief Executive Officer, President and Chief Financial Officer pursuant to the Sarbanes-Oxley Act of 2002. In addition the Company has adopted a Code of Business Conduct and Ethics applicable to all employees, including the above officers. Both Codes of Ethics are published on the Company's web site, www.advancedphotonix.com under the "Corporate Governance" link on the Investors page.

Nomination Procedures

The Nominating & Governance Committee of the Board identifies, investigates and recommends prospective directors to the Board with the goal of creating a balance of knowledge, experience and diversity. In conducting this assessment, the Nominating and Governance Committee considers, among other things, skills, expertise, integrity, character, judgment, independence, corporate experience, length of service, willingness to serve, conflicts and commitments (including, among other things, the number of other public and private company boards on which a director candidate serves), and such other factors as it deems appropriate to maintain a balance of knowledge, experience and capability on our board of directors. The Committee also considers whether a prospective nominee has appropriate business experience, as well as the ability to make independent, analytical judgments, the ability to be an effective communicator and the ability and willingness to devote the time and effort to be an effective and contributing member of the board.

In the case of incumbent directors whose terms of office are set to expire, the Committee reviews such directors' overall service to the Company during their terms, including the number of meetings attended, level of participation and quality of performance. Consideration of new director nominee candidates typically involves a series of internal discussions, review of information concerning candidates and interviews with selected candidates. The Committee identifies potential new director candidates by recommendations from its members, other Board members, Company management and shareholders, and may, if necessary or appropriate, utilize the services of a professional search firm.

The Nominating & Governance Committee considers recommendations for director candidates submitted by shareholders using the same criteria that it applies to recommendations from the committee, directors and members of management. In order to be considered, a recommendation from a shareholder must be submitted to the Nominating & Governance Committee in accordance with the director nomination procedures set forth in our by-laws and the applicable rules of the SEC. See "Shareholder Proposals."

The Company has not made any changes to the procedures by which share holders may recommend nominees to the Company's Board of Directors since the Company last provided disclosure to security holders in response to the requirements of Item 7(d)(2)(ii)(G) of Schedule 14A of the Exchange Act.

Shareholder Communications

You may contact the entire Board of Directors, any Committee, the non-management directors as a group or any individual director by calling the company's hotline reporting provider, Lighthouse Services at 800-785-1003 (U.S. and Canada). Lighthouse Services collects all requests for contact and delivers them to the appropriate director or group of directors. The contact information for our hotline is also located on our website at www.advancedphotonix.com under the "Investor Inquiries" link on the Investors page. Shareholders are also welcome to communicate directly with the Board of Directors at its Annual Meeting of Shareholders.

AUDIT COMMITTEE REPORT

As required by its written charter, which sets forth its responsibilities and duties, the Audit Committee reviewed and discussed our audited financial statements as of and for the year ended March 31, 2006 with management.

The Audit Committee reviewed and discussed with representatives of Farber Hass Hurley & McEwen, LLP, our independent registered public accounting firm, the matter required to be discussed by Statement on Auditing Standards No. 61, as amended. The Audit Committee has also received and reviewed the written disclosure and the letter from Farber Hass Hurley & McEwen, LLP required by Standard No. 1, "Independence Discussions with Audit Committee," as amended by the Independence Standard Board, and have discussed with Farber Hass Hurley & McEwen their independence.

Based on their reviews and discussion, the Audit Committee recommended to the Board of Directors that the Financial Statements referred to above be included in our Annual Report on Form 10-K for the year ended March 31, 2006 for filing with the Securities and Exchange Commission.

The report is provided by the following independent directors, which constitute the Audit Committee.

Steve Soltwedel, Chairman
Martin S. Farese
Donald Pastor

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee served as an officer or employee of the Company or had any relationship with the Company requiring disclosure under the heading "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

Report on Executive Compensation by the Compensation Committee

Compensation Policy

The Compensation Committee is responsible for setting and administering the policies, which govern annual executive salaries, raises and bonuses. The Committee is responsible for administering our Employee Stock Option Plans. The Compensation Committee consists of M. Scott Farese, Lance Brewer and Stephen P. Soltwedel, each of whom is a non-employee member of the Board of Directors.

The policy of the Compensation Committee is to recommend compensation for the Chief Executive Officer and other executive officers, reflecting the contribution of such executives to our growth in sales and earnings, and the implementation of our strategic plans for growth. In addition, in order to assure our ability to attract and retain managerial talent, an attempt is made to keep compensation competitive with compensation offered by other companies of comparable quality, size and performance.

Long-term incentive compensation policy consists of the award of stock options under our stock option plans, which serve to identify and reward executive performance as measured against annual strategic plan objectives and bonuses as determined by the Compensation Committee.

Performance and Chief Executive Officer Compensation

Executive compensation for the fiscal year ended March 31, 2006 consisted of base salary. The Compensation Committee met from time to time during such fiscal year. All salary compensation paid to the Chief Executive Officer and to our other executive officers during the fiscal year ended March 31, 2006 was in accordance with the compensation policies.

SUBMITTED BY THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

M. Scott Farese
Lance Brewer
Stephen P. Soltwedel

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid or accrued by the Company for services rendered to the Company's Chief Executive Officer and to each of the other executive officers of the Company whose cash compensation exceeded $100,000 for services rendered during the last three fiscal years.

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long Term Compensation	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Securities Underlying Options (#)	All Other Compensation ($)[1]
Richard D. Kurtz	2006	185,000	-	21,000	27,100
Chairman of the Board and	2005	168,000	40,320	28,000	10,700
Chief Executive Officer	2004	160,000	32,000	150,000	5,800
Paul D. Ludwig	2006	185,000	-	18,000	18,300
President	2005	168,000	40,320	24,000	18,100
	2004	160,000	32,000	50,000	16,300
Robin F. Risser	2006	169,580	30,000	100,000	10,900
Chief Financial Officer and	2005	n/a	n/a	n/a	n/a
Director[2]	2004	n/a	n/a	n/a	n/a
	2006	169,580	30,000	100,000	12,700
Steven Williamson	2005	n/a	n/a	n/a	n/a
Chief Technology Officer[3]	2004	n/a	n/a	n/a	n/a

1 Represents amounts paid by the Company on behalf of the named person in connection with the Company's benefits plans, 401(k) Retirement Plan, vacation pay and car allowance.

2 Mr. Risser joined the Company in May 2005.

3 Mr. Williamson joined the Company in May 2005.

Employment Agreements

On May 2, 2005, the Company has entered into a three-year employment agreement with Robin F. Risser, its new Chief Financial Officer. Pursuant to the employment agreement, Mr. Risser also serves as President and General Manager of the Company's Picometrix business unit. Mr. Risser is employed at an annual salary of $185,000 per year and a bonus to be determined and approved by the Board of Directors of the Company. Upon the signing of the employment agreement, Mr. Risser received a signing bonus of $30,000. On May 2, 2005, the Company entered into a three-year employment agreement with Steven Williamson. Mr. Williamson's position with the Company and the Picometrix business unit will be Chief Technology Officer with an annual salary of $185,000 per year and a bonus to be determined and approved by the Board of Directors of the Company. Upon the signing of the employment agreement, Mr. Williamson received a signing bonus of $30,000. Both officers are prohibited from competing with the Company for a period of one year following certain terminations of their employment

Stock Options

The following tables set forth certain information concerning stock options granted to the persons named in the Summary Compensation Table during the last fiscal year and unexercised stock options held by such persons at the end of such fiscal year.

Option Grants in Fiscal 2006

	Individual Grants				
Name[1]	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise-Price per Share ($/Sh)	Expiration Date	Grant Date Value ($)[2]
Richard D. Kurtz	21,000	2%	$2.32	6/3/2015	$16,338
Paul D. Ludwig	18,000	2%	$2.32	6/3/2015	$14,004
Robin F. Risser	100,000	11%	$2.11	5/2/2015	$70,760
Steven Williamson	100,000	11%	$2.11	5/2/2015	$70,760

1 See "Summary Compensation Table" and "Directors and Executive Officers" for principal position.

2 As permitted by SEC rules, we have elected to calculate the Grant Date Present Value of the options set forth in this table using the Black-Scholes option-pricing model. The Company's use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option models require a prediction about the future movement of stock price. The actual value of the options in this table will depend on the actual market value of the Company's stock during the applicable term and on the date the options are exercised. The dollar amounts in this column are not intended to forecast potential future appreciation, if any, of the Company's Class A Common Stock.

Aggregated Option Exercises in Fiscal 2006 and Fiscal Year End Option Values

Name[1]	Shares Acquired on Exercise (#)	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year End (#) Exercisable/Un-exercisable	Value of Unexercised In-the-Money Options at Fiscal Year End ($) Exercisable/Un-exercisable[2]
Richard D. Kurtz	-	-	350,000 / 93,600	$652,940 / $121,080
Paul D. Ludwig	-	-	123,200 / 68,800	$227,220 / $89,840
Robin F. Risser	-	-	20/000 / 80,000	$12,000 / $48,000
Steven Williamson	-	-	20,000 / 80,000	$12,000 / $48,000

1 See "Summary Compensation Table" and "Directors and Executive Officers" for principal position.

2 The Value of Unexercised In-the-Money Options is calculated based on the difference between the exercise price of such options and the closing price of the Company's Class A Common Stock on March 31, 2006 as reported on the American Stock Exchange.

Compensation of Directors

During 2006 each independent member of the Board of Directors received an annual retainer in the amount of $8,000, plus directors' fees in the amount of $1,000 for each board meeting attended, plus $750 for each committee meeting attended. In addition, all directors, including employee directors, are reimbursed for reasonable travel expenses incurred in connection with their attending meetings of the Board of Directors and committees. Each director who is not an employee of the Company is also eligible for a grant of stock options upon their appointment to the Board of Directors and all directors are eligible for stock option grants on a discretionary basis so long as they remain on the Board under the Advanced Photonix 2000 Stock Option Plan.

In fiscal year 2006, Mr. Brewer and Mr. Pastor were each granted 100,000 options in connection with their initial appointments as Directors and Mr. Farese and Mr. Soltwedel were granted 25,000 each for their continuing service as directors. Directors who also serve as officers of the Company do not receive cash compensation or option grants in consideration for their services as directors.

PERFORMANCE GRAPH

The following graph compares the value of $100 invested in the Company's Class A Common Stock with a similar investment in the American Stock Exchange Market Value Index (U.S.) and the American Stock Exchange Technology Index for the periods ended March 26, 2000 through March 31, 2006.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG ADVANCED PHOTONIX, INC., THE AMEX MARKET VALUE (U.S.) INDEX AND THE AMEX TECHNOLOGY INDEX
DOLLARS
0
50
100
150
200
250
300
350
400
3/25/01
3/31/02
3/30/03
3/28/04
3/27/05
3/31/06
ADVANCED PHOTONIX, INC.
AMEX MARKET VALUE (U.S.)
AMEX TECHNOLOGY

* $100 invested on 3/25/01 in stock or index-including reinvestment of dividends. Indexes calculated on month-end basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of July 1, 2005, certain information concerning the holdings of each person who was known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of Class A common stock of the Company, by each director and executive officer and by all directors and officers as a group.

Name of Beneficial Owner	Number of Shares Owned	Shares Underlying Exercisable Options/Warrants[1]	Percent of Class[2]
Smithfield Fiduciary LLC C/o Highbridge Capital Management 9 West 57th Street, 27th Floor New York, NY 10019		3,953,317 [3]	20.8%
Named Executive Officers and Directors			
Steven Williamson[4]	1,716,667	40,000	9.3%
Robin F. Risser[4]	868,333	40,000	4.8%
Richard D. Kurtz[4]	75,000	565,200	3.4%
M. Scott Farese[4]	45,100	364,000	2.2%
Stephen P. Soltwedel[4]	14,000	350,000	1.9%
Donald Pastor[4]	2,000	20,000	0.1%
Directors & Officers as a Group	2,721,100	1,379,200	21.6%

1 Includes shares underlying options exercisable on July 1, 2006 and options, which become exercisable within 60 days thereafter.

2 Represents percentage of issued and outstanding shares of the Company's Class A Common Stock and Class B Common Stock, assuming beneficial owner exercises all options and warrants, exercisable within 60 days of July 1, 2006, but no other options and warrants are exercised.

3 Represents 1,276,234 shares underlying warrants which are currently exercisable and 2,677,083 shares which are issuable upon conversion of a convertible notes.

4 The Shareholder's address is c/o Advanced Photonix, Inc., 2925 Boardwalk Drive, Ann Arbor, Michigan 48104.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, as of July 1, 2006, the aggregated information pertaining to all securities authorized for issuance under the Company's equity compensation plans:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by shareholders	2,166,350	$1.66	218,222
Equity compensation plans not approved by shareholders	-	-	-
Total	2,166,350	$1.66	218,222

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Federal Securities laws require the Company's officers and directors and persons owning more than 10% of its common stock to file certain reports on ownership and changes in ownership with the Securities and Exchange Commission (or SEC). Based solely on its review of the copies of the forms received by it, the Company believes that all of its officers and directors complied with the filing requirements applicable to them, except with respect to the following: Mr. Risser, Mr. Williamson and Mr. Brewer filed late Form 3s reporting their initial holdings upon becoming reporting persons and late Form 4s reporting the options granted to them in connection with such appointments; in lieu of filing a late Form 3 and Form 4, Mr. Pastor reported his holdings upon being appointed a director and the option granted to him in connection with such appointment on a Form 5; Mr. Farese and Mr. Soltwedel each filed two late Form 4s, each form reporting a single stock option grant occurring during the fiscal year; and Mr. Kurtz filed one late Form 4 reporting a single stock option grant occurring during the fiscal year. The Company has instituted additional procedures to facilitate Section 16(a) compliance by its officers and directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As part of the merger consideration for the sale of Picometrix, Inc. to the Company, Mr. Williamson and Mr. Risser received four-year promissory notes in the aggregate principal amount of $2,900,500 (consisting of $1,933,667 owed to Mr. Williamson and $966,833 owed to Mr. Risser) (the "API Notes"). The API Notes are payable in four annual installments with the first being a payment in the aggregate amount of $500,000, the second being a payment in the aggregate amount of $550,000, the third being a payment in the aggregate amount of $900,000 and the fourth being a payment in the aggregate amount of $950,500. The API Notes bear an interest rate of prime plus 1.0% and are secured by all of the intellectual property of the Picometrix business unit of the Company. The Company has the option of prepaying the API Notes without penalty.

RELATIONSHIP WITH INDEPENDENT AUDITORS

Farber Hass Hurley & McEwen LLP, independent auditors, audited the Company's financial statements for fiscal years 2000-2006 and has been selected to audit the Company's financial statements for fiscal year 2007. Representatives of Farber Hass Hurley & McEwen LLP are expected to be present at the Annual Meeting to respond to appropriate questions from Shareholders and to make a statement if they desire to do so.

Audit Fees

The following table sets forth the aggregate fees billed to the Company for the fiscal years ended March 27, 2005 and March 31, 2006, by the Company's independent auditor, Farber Hass Hurley & McEwen LLP. The following table presents fees for professional audit services rendered by Farber Hass Hurley & McEwen LLP for the audit of the Company's annual financial statements and review of financial statements included in the registrant's quarterly reports on Form 10-Q (Audit Fees) for fiscal 2006 and 2005, and fees billed for other services rendered by Farber Hass Hurley & McEwen LLP.

	2006	2005
Audit Fees(1)	$119,230	$ 60,350
Audit Related Fees(2)(3)	9,350	57,170
Tax Fees(3)(4)	10,970	8,500
All Other Fees	--	--
Total	$139,550	$126,020

(1) The fees consisted of the audit of the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K and reviews of its interim financial statements included in the Company's Quarterly Reports on Form 10-Q and audit fees in connection with the Picometrix acquisition.

(2) Audit related fees consisted principally of the audit of the Company's benefit plan and consultations regarding acquisitions.

(3) The Audit Committee has determined that the provision of all non-audit services performed for the Company by Farber Hass Hurley & McEwen LLP is compatible with maintaining that firm's independence.

(4) Tax fees consisted primarily of tax return preparation, state tax matters and tax advisory services.

The Audit Committee's policy is to pre-approve all audit services and all non-audit services that the Company's independent auditor is permitted to perform for the Company under applicable federal securities regulations. While it is the general policy of the Audit Committee to make such determinations at full Audit Committee Meetings, the Audit Committee may delegate its pre-approval authority to one or more members of the Audit Committee, provided that all such decisions are presented to the full Audit Committee at its next regularly scheduled meeting.

EXPENSES

The entire cost of preparing, assembling, printing and mailing the Proxy Statement, the enclosed Proxy, Annual Report and other materials, and the cost of soliciting Proxies with respect to the Annual Meeting, will be borne by the Company. The Company will request banks and brokers to solicit their customers who beneficially own shares listed of record in names of nominees, and will reimburse those banks and brokers for the reasonable out-of-pocket expenses of such solicitations. The solicitation of Proxies by mail may be supplemented by telephone and telegram by officers and other regular employees of the Company, but no additional compensation will be paid to such individuals.

SHAREHOLDER PROPOSALS

If you wish to submit a proposal for consideration at our 2007 Annual Meeting of Shareholders, you should submit the proposal in writing to us at the address set forth on page one of this Proxy Statement. Proposals must be received by us on or before March 19, 2007, for inclusion in next year's proxy materials. If you submit a proposal you must, in all other respects, comply with Rule 14a-8 under the Securities Exchange Act of 1934. If you intend to present a proposal at our 2007 Annual Meeting without inclusion of the proposal in our proxy materials, you are required to provide notice of the proposal to us in accordance with our By-Laws no later than May 16, 2007 nor earlier than April 26, 2007.

If a properly submitted shareholder proposal is received after May 16, 2007, we may vote in our discretion as to that proposal all of the shares for which we have received proxies for the 2007 Annual Meeting of Shareholders.

By Order of the Board of Directors

Ann Arbor, Michigan
July 19, 2006

Robin F. Risser
Secretary

IN CONNECTION WITH THE 2006 ANNUAL MEETING OF STOCKHOLDERS, WE HAVE COMBINED THE NOTICE OF ANNUAL MEETING OF STOCKHOLDERS, PROXY STATEMENT AND 2006 ANNUAL REPORT TO STOCKHOLDERS INTO ONE DOCUMENT. THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON SOLICITED BY THIS PROXY STATEMENT, ON THE WRITTEN REQUEST OF ANY SUCH PERSON, A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED MARCH 31, 2006 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (INCLUDING THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO, BUT EXCLUDING EXHIBITS). SUCH REQUESTS SHOULD BE DIRECTED TO CORPORATE SECRETARY, 2925 BOARDWALK, ANN ARBOR, MICHIGAN 48104.

Exhibit A
Audit Committee Charter

I. PURPOSE

The Audit Committee will assist the Board of Directors by overseeing the integrity of the Company's financial statements and reporting process, overseeing the Company's compliance with legal and regulatory requirements, overseeing the independent auditor's qualifications and independence, and overseeing the performance of the Company's internal audit function and independent auditors. The Board of Directors recognizes that the Audit Committee will rely on the advice and information it receives from the Company's management and its internal and outside auditors. The Board of Directors does, however, expect the Audit Committee to exercise independent judgment in assessing the quality of the Company's financial reporting process and its internal controls. In doing so, the Board of Directors expects that the Audit Committee will maintain free and open communications with the other directors, the Company's independent and internal auditors and the financial management of the Company. The Audit Committee will prepare a report as required by the Securities and Exchange Commission to be included in the Company's annual proxy statement.

The Committee has the authority to conduct any investigation appropriate to fulfilling its investigations. It shall have direct access to the independent auditors as well as to anyone in the Corporation as deemed necessary by the Committee. The Committee has the authority to retain, at the Corporation's expense, special legal, accounting or other experts, consultants and advisors, as it deems necessary in the performance of its duties.

The Committee shall have a clear understanding with the independent auditors that they must maintain an open and transparent relationship with the Committee, that the ultimate accountability of the independent auditors is to the Committee and that the independent auditors must report directly to the Committee. The Committee shall make regular reports to the Board concerning its activities.

The Corporation shall provide the Committee with appropriate funding, as determined by the Committee, (i) to compensate the independent auditors engaged for purposes of rendering an audit report or related work or performing other audit, review or attest services, (ii) to compensate any experts, consultants or advisors engaged by the Committee and (iii) for the ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall give prompt notice to the Corporation's Chief Financial Officer of all expenditures by the Committee.

II. COMPOSITION

The Audit Committee shall be comprised of three directors, each of whom shall meet the independence requirements of the Securities and Exchange Commission ("SEC") and the American Stock Exchange ("AMEX"). No member of the Committee, other than in his or her capacity as a member of the Board or of a committee of the Board, shall (i) accept any consulting, advisory or other fee from the Corporation or any subsidiary of the Corporation or (ii) be an affiliated person of the Corporation or any subsidiary of the Corporation.

All members of the Committee shall meet the expertise requirements of the SEC and the AMEX, and at least one member of the Committee shall qualify as an "audit committee financial expert" under Section 401(e) of Regulation S-B.

The members of the Committee shall be elected or reappointed by the Board annually for a one-year term. The Board shall appoint a Chairperson.

III. MEETINGS

The Committee will meet with management and the independent auditors at least four times annually and be available to meet more frequently as circumstances dictate. In addition to these regularly scheduled meetings, the Committee should meet, at its discretion, with management and the independent auditors in separate executive sessions to discussion any matters that the Committee and each of these groups believe should be discussed privately.

IV. COMPENSATION

The members of the Audit Committee shall be compensated for participation at Committee meetings as provided by the Board, and shall be reimbursed for expenses incurred in connection with their service on the Committee. No additional fees (other than for service as a director) may be paid to members of the Committee.

V. RESPONSIBILITIES AND DUTIES

The responsibilities and duties the Audit Committee shall include the following:

Documents/Reports Review

1) Review with financial management and the independent auditors, prior to filing, the Corporation's annual financial statements, the 10-KSB report and other reports, including the Management's Discussion and Analysis contained in these reports, the year-end earnings release and other financial information and earnings guidance provided to analysts or rating agencies, the public, or in certain circumstances governmental bodies, including any certification, report, opinion or review rendered by the independent auditors.

2) Review with financial management and the independent auditors each quarterly earnings release and 10-QSB quarterly reports, including the Management's Discussion and Analysis contained in these reports, prior to their filing. The Chairperson of the Committee may represent the entire Committee for purposes of this review.

3) Review with independent auditors and senior management the recommendations of the independent auditors included in their management letter, if any, and their informal observations regarding the adequacy of overall financial and accounting procedures of the Corporation. On the basis of this review, make recommendations to senior management for any changes that seem appropriate.

4) Review and discuss with management all Section 302 and 906 certifications and Section 404 internal control reports (including the attestation of the independent auditors) required by the S-O Act.

Independent Auditors

5) Appoint, retain (or terminate) and oversee the independent auditors. Although the Committee has the sole authority to appoint the independent auditors, the Committee shall recommend that the Board ask the Corporation's stockholders. at their annual meeting, to approve the Committee's selection of independent auditors. The Committee shall also approve the compensation of the independent auditors.

6) On a periodic basis, at least annually, the Committee will review and discuss with the auditors all significant relationships, including non-audit services, proposed or performed, the auditors have with the Corporation to determine the auditors' independence. In connection with each such review, the Committee shall request that the independent auditors submit a formal written statement delineating all relationships (including non-audit services performed) between the independent auditors and the Corporation and its officers and directors, describing the Independent Auditor Firm's internal quality control procedures and the particulars of any material issues raised by reviews of these procedures during the preceding five years.

7) Meet with the independent auditors prior to the audit to review the planning and scope of the audit.

8) In addition to approving the engagement of the independent auditors to audit Corporation's consolidated financial statements, approve, in accordance with Section 202 of the S-O Act, all use of the Corporation's independent auditors for non-audit services, other than non-audit services prohibited by Section 10A(g) of the Securities Exchange Act of 1934, as amended. Audit and non-audit services must be approved either (i) explicitly in advance or (ii) pursuant to a pre-approved policy established by the Committee detailed as to the services that may be pre-approved, that does not permit delegation of approval authority to the Corporation's management, and requires management to inform the Committee of each service approved and performed under the policy. The Committee will also set clear hiring policies for employees or former employees of the Independent Auditor.

9) Prior to releasing year-end earnings, discuss the results of the audit with the independent auditors. In this regard, the Committee shall obtain, review and discuss with the independent auditors reports and analyses from the independent auditors concerning: (i) all critical accounting policies and practices used by the Corporation, (ii) significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including all alternative treatment of financial information within generally accepted accounting principles (GAAP) that have been discussed with management, the ramifications of the use of alternative disclosures and treatments and the treatments preferred by the independent auditors, (iii) significant issues regarding accounting principles and estimates. (iv) off-balance sheet items, (v) related party transactions, (vi) any other material written communications between the independent auditors and management. In addition, the Committee shall discuss certain matters required to be communicated to the Committee by the independent auditors in accordance with generally accepted accounting standards.

10) Ensure that the lead audit partner assigned by the independent auditors to the Corporation, as well as the reviewing or concurring partner and the other audit engagement team partners. be rotated in accordance with Section 203 of the S-O Act.

11) Annually consult with the independent auditors out of the presence of management about internal controls and the fullness and accuracy of the Corporation's financial statements.

Financial Reporting Process

12) In consultation with the independent auditors, review the integrity of the Corporation's financial reporting process, both internal and external.

13) Following completion of the annual audit, review separately with management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

14) Review any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements. In cases where any such disagreement cannot be resolved to the mutual satisfaction of management and the independent auditors, the Committee shall have the responsibility for making the final determination of the Corporation's position.

15) Establish regular reporting to the Audit Committee by management and the independent auditors regarding any principal/critical risks, emerging or developing issues and significant judgments made or to be made in management's preparation of the financial statements.

16) Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented.

Ethical and Legal Compliance

17) Review management's programs and processes for risk assessment and risk management for protection of the Corporation's assets and business.

18) Review, with the Corporation's counsel, legal compliance matters, including corporate Securities Trading Policy and Code of Business Conduct.

19) Review, with the Corporation's counsels, any legal matter that could have a significant impact on the Corporation's financial statements.

Other Committee Responsibilities

20) Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, and auditing matters and confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters, consistent with the Corporation's Code of Business Conduct.

21) Annually prepare a report to stockholders as and to the extent required by SEC regulations. This report should be included in the Corporation's proxy statement to the extent required by SEC regulations.

22) Annually provide for a review of the Committee's performance.

23) Assure that minutes of each meeting are prepared and distributed to all members of the Board of Directors and provide periodic summary reports to the Board of Directors. The Secretary of the Corporation will maintain the permanent file of the minutes.

24) Review and approve the Corporation's Code of Business Conduct.

25) Review and update this Charter annually, as conditions dictate. Revisions to this Charter should be submitted to the Board for approval and published as required by SEC regulations.

Perform any other activities consistent with this Charter, the Corporation's By-Laws and government law, as the Committee or the Board deems necessary or appropriate

Advanced Photonix, Inc.
2006 Annual Report to Shareholders

BUSINESS OVERVIEW

General

Advanced Photonix, Inc. ® ((the "Company" or "API"), was incorporated under the laws of the State of Delaware in June 1988. The Company is engaged in the development and manufacture of optoelectronic devices and value-added sub-systems and systems. The Company serves a variety of global Original Equipment Manufacturers (OEMs), in a variety of industries. The Company supports the customer from the initial concept and design phase of the product, through testing to full-scale production. The Company has three manufacturing facilities; located in Camarillo, CA, Dodgeville, WI and Ann Arbor, MI.

In May 2005, API completed its previously disclosed acquisition of Picotronix, Inc. through the merger of Picotronix, Inc. (doing business as and referred to herein as "Picometrix"), a Michigan corporation, with and into Michigan Acquisition Sub, LLC ("Newco"), a Delaware limited liability company and a wholly-owned subsidiary of API, pursuant to an Agreement and Plan of Merger dated March 8, 2005 by and among API, Newco, Picometrix and Robin Risser and Steven Williamson, the shareholders of Picometrix. Immediately following the effective time of the merger, the name of Newco was changed to Picometrix, LLC. Pursuant to the merger between Picometrix and API, API paid consideration of approximately $17 million in the form of $3.5 million in cash, four-year API promissory notes in the aggregate principal amount of approximately $2.9 million (the "API Notes"), $5.4 million in API Class A Common Stock (2,575,000 shares valued at $2.11 per share), a loan in the amount of approximately $4.2 million to Picometrix (the "API Loan") was forgiven, the proceeds of which were used to prepay existing long-term indebtedness of Picometrix to a third party, and broker fees and other transaction costs directly related to the acquisition of approximately $900,000. The API Notes are payable in four annual installments with the first being a payment in the aggregate of $500,000, the second being a payment in the aggregate of $550,000, the third being a payment in the aggregate of $900,000 and the fourth being a payment in the aggregate of $950,500. The API Notes bear an interest rate of prime plus 1.0% and are secured by all of the intellectual property of Picometrix. API has the option of prepaying the API Notes without penalty. Immediately following the effective time of the transaction, the API Loan was contributed to the capital of Picometrix, LLC. In connection with the transaction, the Company recorded approximately $15 million in intangible assets (including customer list, non-compete agreement, trademarks, R & D contracts, and technology/patents) and will amortize these finite life intangible assets over their various estimated useful lives up to 15 years.

Products & Technologies

Our Business

Advanced Photonix, Inc. (the Company or API), is a leading supplier of custom opto-electronic solutions, high-speed optical receivers and Terahertz sensors and instrumentation, serving a variety of global Original Equipment Manufacturer (OEM) markets. Our optoelectronic solutions are based on our silicon Large Area Avalanche Photodiode (LAAPD), PIN photodiode and FILTRODE® detectors. Our patented high-speed optical receivers include Avalanche Photodiode technology (APD) and PIN (positive-intrinsic-negative) photodiode technology based upon III-V materials, including InP, InAlAs, and GaAs. Our newly emerging Terahertz sensor product line is targeted to the industrial non-destructive testing (NDT), quality control, homeland security and military markets. Using our patented fiber coupled technology and high speed Terahertz generation and detection sensors, we are engaged in transferring Terahertz technology from the application development laboratory to the factory floor. We have three manufacturing facilities, one in Camarillo, CA, one in Dodgeville, WI and one in Ann Arbor, MI.

We support the customer from the initial concept and design of the semiconductor, hybridization of support electronics, packaging and signal conditioning or processing from prototype through full-scale production and validation testing. The target markets served by us are Military/Aerospace, Homeland Security, Medical, Telecom, and Industrial Sensing/NDT.

Technology & Manufacturing Capabilities

Our basic technologies and manufacturing capabilities include the following:

- Optoelectronic semiconductor design and micro fabrication of Silicon (Si) and III-V compound semiconductor devices including photodetectors and terahertz transmitters/receiver antenna,
- MBE growth of high-speed III-V compound semiconductor material including GaAs, InAlAs and InP.,
- Opto-electronic hybrid packaging of semiconductor devices combining opto-electronic devices with high-speed electronics and fiber optics,
- Vapor deposition and/or ion implantation for Silicon based PIN & APD photo-detectors,
-
- Terahertz (THz) systems, subsystems, transmitters and receivers
- Femtosecond laser pulse control and system integration

Core Products

The core product technologies used in the majority of our products are opto-electronic semiconductor devices, including photodiodes and antennae made of silicon (Si) or III-V compound semiconductor material. Photodiodes and antennae sense light of varying wavelengths and intensity and convert that light and/or THz wave into electrical signals. We manufacture photodiodes of varying complexity, from basic positive-intrinsic-negative (PIN) photodiode to the more sophisticated avalanche photodiode (APD) and antennae that transmit and receive THz signals (Transceiver). The APD is a specialized photodiode capable of detecting very low light levels due to an internal gain phenomenon known as avalanching. All devices are designed by our experienced engineering staff, and fabricated in state-of-the-art clean rooms. Our products include the following:

- High Speed Optical Receivers (10Gb/s & 40Gb/s) which are packaged InP, InAlAs, or GaAs PIN and/or APD photodiodes with amplifiers
- Packaged PIN and APD photodiodes in Silicon (Si) and III-V materials (InP, InAlAs, GaAs)
- Packaged Si APD components, with and without thermo-electric coolers
- Packaged Si Large Area Avalanche Photodiode (LAAPD) components
- Packaged Si photodiodes with patented FILTRODE® technology integrating optical filters directly on photodiode chips
- Terahertz Systems & subsystems utilizing III-V materials for THz transmitters &/or receivers

Terahertz Technology

The newest technology the Company is pursuing is Terahertz (THz) or the Company's T-Ray™ technology. Terahertz is a region of the electromagnetic (EM) Spectrum that is just beginning to be explored. THz lies between microwave and infrared waves on the EM spectrum. While microwaves and infrared waves have been explored and commercialized for decades, THz waves are in the early stages of being explored and commercialized due to the fact that they have historically been very difficult to generate and detect. Recent advances in femtosecond lasers and ultra fast semiconductor and electro-optic devices combined with fiberoptic packaging technologies have enabled the development of practical T-Ray instrumentation and as a result application/market development of THz technology has recently accelerated. THz can be used to "look" through and beneath materials with high 2-dimensional (2-D) and 3-D spatial resolution roughly equivalent to the resolution of the human eye or better. It can also uniquely identify the chemical composition of many hidden or subsurface objects and has been determined to have non-ionizing radiation, which is not harmful to humans at the power levels commonly used today. THz imaging and spectroscopy market applications include industrial quality control through non-destructive testing (including aerospace and pharmaceutical markets); homeland security and defense screening of people, packages and bags for weapons and weapons of mass destruction; medical imaging and other scientific applications.

We have had significant Terahertz technology and product development since 1997, resulting in over 20 patents or patents pending to date. In 2001, we sold the first commercial Terahertz product, the T-Ray 2000 as a laboratory bench top instrument for application development with spectroscopy and imaging capabilities targeted at the research and development and off-line diagnostic markets. In 2004, we sold the first T-Ray Manufacturing Inspection System (QA1000) for on-line, real-time inspection to NASA for the space shuttle fuel tank inspection in the Return to Flight Program.

Markets

Our products serve customers in a variety of global markets, typically North America, Asia, Europe and Australia. The target markets and applications served by us are as follows:

Military:
- Space
- Defense

Industrial/Non-Destructive Testing:
- Manufacturing
- Instrumentation
- Display

Medical:
- Diagnostic & Monitoring
- Ophthalmic Equipment
- Medical Imaging

Telecommunications:
- Telecom Equipment
- Test and Measurement Equipment
- Wireless Communications Equipment

Homeland Security
- Baggage/Cargo Scanning
- Passenger Screening

Recent Developments

Advanced Photonix, Inc. has begun consolidating semiconductor fabrication into its Ann Arbor, Michigan facility. Advanced Photonix, Inc. has budgeted $2.2 million for operating and capital expenses for this consolidation. As part of the consolidation API has moved corporate headquarters from Camarillo, California to Ann Arbor, MI. The Michigan Economic Development Corporation (MEDC) approved a state Single Business Tax credit valued at more than $1.1 million over 10 years to win the Company's business. The city of Ann Arbor also approved a personal property tax abatement valued at approximately $103,000 over five years to support the project.

On June 2, 2006 the Company announced the resignation of Paul Ludwig as a member of the Board of Directors and President of Advanced Photonix, Inc. Richard Kurtz CEO and Chairman of the Board assumed the responsibility of President.

Raw Materials

The principal raw materials used by the Company in the manufacture of its semiconductor components and sensor assemblies are silicon and III-V material (InP, GaAs) wafers, chemicals, gases and metals used in processing wafers, gold wire, solders, and a variety of packages and substrates, including metal, printed circuit board, flex circuits, ceramic and plastic packages. All of these raw materials can be obtained from several suppliers. From time to time, particularly during periods of increased industry-wide demand, silicon wafers, III-V wafers (InP, GaAs), certain metal packages and other materials have been in short supply. However, the Company has not been materially affected by such shortages. As is typical in the industry, the Company allows for a significant lead-time (2 months or greater) between order and delivery of raw materials.

Research and Development

Since its inception in June 1988, the Company has incurred material research and development expenses, with the intent of commercializing these investments into profitable new standard and custom product offerings. During the fiscal years ended in 2006, 2005, and 2004, research and development expenses amounted to $3,019,000, $146,000, and $280,000 respectively. The increase in R&D costs is primarily the result of the Picometrix acquisition and other new non-Picometrix product R&D initiatives. The Company expects that an increase in research and development funding will be required for new projects/products as well as the continuing development of new derivatives of the Company's current product line The Company has in the past, and will continue to pursue customer funded, as well as internally funded, research and development projects when they are in support of the Company's development objectives.

As we begin the new fiscal year, the following research and development projects are currently underway:

- The next generation photodiodes and high-speed optical receivers for both the 10G and 40G telecommunications market

- Terahertz – development of the next generation system for homeland security/military, aerospace and pharmaceutical industrial QC markets.

- Si APD performance enhancements – designed specifically for certain military and medical imaging applications

- Si PIN photodiodes developments to meet unique customer requirements, such as higher speeds, lower electrical noise, and unique multi-element geometries.

Environmental Regulations

The photonics industry, as well as the semiconductor industry in general, is subject to governmental regulations for the protection of the environment, including those relating to air and water quality, solid and hazardous waste handling, and the promotion of occupational safety. Various federal, state and local laws and regulations require that the Company maintain certain environmental permits. The Company believes that it has obtained all necessary environmental permits required to conduct its manufacturing processes. Changes in the aforementioned laws and regulations or the enactment of new laws, regulations or policies could require increases in operating costs and additional capital expenditures and could possibly entail delays or interruptions of operations.

Backlog and Customers

The Company's sales are made primarily pursuant to standard purchase orders for delivery of products. However, by industry practice, orders may be canceled or modified at any time. When customers cancel an order, they are responsible for all finished goods, all costs, direct and indirect, incurred by the Company, as well as a reasonable allowance for anticipated profits. No assurance can be given that the Company will receive these amounts after cancellation.

Customers normally purchase the Company's products and incorporate them into products that they in turn sell in their own markets on an ongoing basis. As a result, the Company's sales are dependent upon the success of its customers' products and its future performance is dependent upon its success in finding new customers and receiving new orders from existing customers.

Marketing

The Company markets its products in the United States and Canada through its own technical sales engineers and through independent sales representatives. International sales, including Europe, the Middle East and Pacific Rim, are conducted direct and through foreign distributors. The Company's products are primarily sold as components or assemblies to original equipment manufacturers (OEM's). The Company markets its products and capabilities through industry specific channels, including the Internet, industry trade shows, and in print through trade journals.

Competition

The Company competes with a range of companies for the custom optoelectronic products, high-speed optical receiver products and terahertz systems and instrumentation products in its target markets. The Company believes that its principal competitors for sales of custom optoelectronic products are small to medium size companies. In the high-speed optical receiver market the Company believes that it competitors are medium to large size companies with or without internally supplied components. Because the THz product offering includes developing technology and markets, the Company believes the competition is mainly from research and development centers in business, governmental/university settings and from small companies.

Because the Company specializes in devices requiring a high degree of engineering expertise to meet the requirements of specific applications, it generally does not compete with standard products manufacturing companies to any significant degree with other large United States, European or Pacific Rim manufacturers of standard "off the shelf" optoelectronic components or silicon photodetectors

Proprietary Technology

The Company utilizes proprietary design rules and processing steps in the development and fabrication of its PIN and APD photodiodes, THz transmitters and receivers, fiber-coupled THz subsystems/systems, and THz applications. The Company has a significant number of patents pending and owns the following patents:

Patent #	Title	Issue Date
142,195	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Apr-05
765,715	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Jan-04
2,345,153	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Mar-04
4,717,946	THIN LINE JUNCTION PHOTODIODE	Jan 1988 (by predecessor co.)
4,782,382	HIGH QUANTUM EFFICIENCY PHOTODIODE DEVICES	Nov 1988 (by predecessor co.)
5,021,854	SILICON AVALANCHE PHOTODIODE ARRAY	Jun-91
5,057,892	LIGHT RESPONSIVE AVALANCHE DIODE	Oct-91
5,146,296	DEVICES FOR DETECTING AND/OR IMAGING SINGLE PHOTOELECTRON	Sep-92
5,311,044	AVALANCHE PHOTOMULTIPLIER TUBE	May-94
5,477,075	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Dec-95
5,757,057	LARGE AREA AVALANCHE ARRAY	May-98
5,801,430	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Sep-98
6,005,276	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Dec-99
6,111,299	ACTIVE LARGE AREA AVLANCHE PHOTODIODE ARRAY	Aug-00
6,262,465	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Jul-01
6,320,191	A DISPERSIVE PRECOMPENSATOR FOR USE IN AN ELECTROMAGNETIC RADIATION GENERATION AND DETECTION SYSTEM	Nov-01
6,816,647	COMPACT FIBER PIGTAILED TERAHERTZ IMAGING SYSTEM	Nov-04
6,849,852	SYSTEM AND METHOD FOR MONITORING CHANGES IN STATE OF MATTER WITH TERAHERTZ RADIATION	Feb-05
6,936,821	AMPLIFIED PHOTOCONDUCTIVE GATE	Aug-05

There can be no assurance that any issued patents will provide the Company with significant competitive advantages, or that challenges will not be instituted against the validity or enforceability of any patent owned by the Company, or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and to prevent the infringement of a patent could be substantial. Furthermore, there can be no assurance that the Company's APD technology will not infringe on patents or rights owned by others, licenses to which might not be available to the Company. Based on limited patent searches, contacts with others knowledgeable in the field of APD technology, and a review of the published materials, the Company believes that its competitors hold no patents, licenses or other rights to the APD technology which would preclude the Company from pursuing its intended operations.

In some cases, the Company may rely on trade secrets to protect its innovations. There can be no assurance that trade secrets will be established, that secrecy obligations will be honored or that others will not independently develop similar or superior technology. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to Company projects, disputes might arise as to the proprietary rights to such information, which may not be resolved in favor of the Company.

Employees

At June 26, 2006 the Company had 152 employees, comprised of 145 full time employees (including 3 officers) and 7 part time employees. Included are 26 engineering and development personnel, 12 sales and marketing personnel, 95 operations personnel, and 19 general and administrative personnel (including 3 officers). The Company may, from time to time, engage personnel to perform consulting services and to perform research and development under third party funding. In certain cases, the cost of such personnel may be included in the direct cost of the contract rather than in payroll expense. None of our employees are covered by a collective bargaining agreement. We believe our relations with our employees are good.

Properties

The Company leases all of its executive offices, research, marketing and manufacturing facilities. At March 31, 2006, those leases consisted of primarily 95,000 square feet in three facilities. The facility located at 1240 Avenida Acaso in Camarillo, California is leased through February 2009. A second manufacturing facility is located at 305 County YZ, Dodgeville, Wisconsin, and is leased through November 2007. And a third manufacturing facility is located at 2925 Boardwalk, Ann Arbor, Michigan and is leased through June 2010. The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future.

Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

The Company's Class A Common Stock is traded on the American Stock Exchange (AMEX) under the symbol "API".

At June 23, 2006, the Company had 104 holders of record for the Class A Common Stock (including shares held in street name), representing approximately 6,000 beneficial owners of the Class A Common Stock. On the same date, there were 6 holders of record of the Class B Common Stock (none of which were held in street name).

The following table sets forth the high and low closing prices of the Company's Class A Common Stock by quarter for fiscal years 2006 and 2005.

Quarterly Stock Market Data

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2006	2005	2006	2005	2006	2005	2006	2005
Common Stock[1]								
High	3.09	3.21	3.56	2.57	3.24	1.85	2.97	2.17
Low	2.04	2.02	2.62	1.65	2.39	1.57	2.59	1.64

[1] Price ranges on the American Stock Exchange

The Company has never paid any cash dividends on its capital stock. The Company intends to retain earnings, if any, for use in its business and does not anticipate that any funds will be available for the payment of cash dividends on its outstanding shares in the foreseeable future. The holders of Common Stock will not be entitled to receive dividends in any year until the holders of the Class A Redeemable Convertible Preferred Stock receive an annual non-cumulative dividend preference of $.072 per share. To date, a total of 740,000 shares of Class A Redeemable Convertible Preferred Stock have been converted into 222,000 shares of Class A Common Stock, leaving outstanding 40,000 shares of Class A Redeemable Convertible Preferred Stock. The aggregate non-cumulative annual dividend preference of such Class A Redeemable Convertible Preferred Stock is $2,880. There is no public market for the Company's Class A Redeemable Convertible Preferred Stock or Class B Common Stock; however, such stock is convertible into Class A Common Stock at the option of the holder and upon transfer by the holder of the Class A Redeemable Convertible Preferred Stock.

Selected Financial Data

The selected financial data for each of the five years presented below is derived from our audited consolidated financial statements and should be read in conjunction with the consolidated financial statements, the notes to the consolidated financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations", all of which are contained in this report on Form 10-K.

	(in thousands, except per share data)				
	2006	**2005**	**2004**	**2003**	**2002**
Net Sales	$ 23,585	$ 14,803	$ 12,401	$ 9,147	$ 6,931
Gross Profit	$ 9,183	$ 4,732	$ 4,297	$ 2,699	$ 2,761
as a percentage of Sales	39%	32%	35%	30%	40%
Net Income (Loss)	$ (3,465)	$ 5,254	$ 794	$ (803)	$ (284)
Earnings (Loss) per common share-Basic	$(0.20)	$ 0.39	$ 0.06	$ (0.06)	$ (0.02)
Earnings (Loss) per common share-Diluted	$(0.20)	$ 0.34	$ 0.06	$ (0.06)	$ (0.02)
Weighted average common shares outstanding	17,477	13,461	13,400	12,356	12,209
Total Assets	$ 38,001	$ 23,355	$ 12,574	$ 11,552	$ 9,255
Current Liabilities	$ 5,135	$ 3,185	$ 2,858	$ 2,640	$ 612
Long Term Liabilities	$ 8,533	$ 4,861	$ 11	$ 22	$ -
Class A redeemable convertible preferred stock	$ 32	$ 32	$ 32	$ 32	$ 32
Shareholders' Equity	$ 24,301	$ 15,277	$ 9,673	$ 8,858	$ 8,611
Working Capital	$ 9,330	$ 11,261	$ 5,802	$ 4,811	$ 7,461
Dividends declared on Capital Stock	$ -	$ -	$ -	$ -	$ -

MANAGEMENT'S DISCUSSION AND ANALYSIS

Application of Critical Accounting Policies

Application of our accounting policies requires management to make certain judgments and estimates about the amounts reflected in the financial statements. Management uses historical experience and all available information to make these estimates and judgments, although differing amounts could be reported if there are changes in the assumptions and estimates. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventory allowances, impairment costs, depreciation and amortization, warranty costs, taxes and contingencies. Management has identified the following accounting policies as critical to an understanding of our financial statements and/or as areas most dependent on management's judgment and estimates.

Revenue Recognition

In accordance with Staff Accounting Bulletin No. 104, we recognize revenue from the sale of products when the products are shipped to the customer. Revenues from the sale of services consist of non-recurring engineering charges, which are recognized when the services have been rendered. Historically, sales returns have amounted to less than 1% of net income and all sales are recorded net of sales returns and discounts.

Impairment of Long-Lived Assets

The Company continually reviews the recoverability of the carrying value of long-lived assets using the methodology prescribed in Statement of Financial Accounting Standards (SFAS) 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." The Company also reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Upon such an occurrence, recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows to which the assets relate, to the carrying amount. If the asset is determined to be unable to recover its carrying value, then intangible assets, if any, are written down first, followed by the other long-lived assets to fair value. Fair value is determined based on discounted cash flows, appraised values or management's estimates, depending on the nature of the assets.

Deferred Tax Asset Valuation Allowance

The Company has incurred losses over the past years, which creates a deferred tax benefit. Up to 2005, we have recorded a valuation allowance that fully reserved the benefit because realization was doubtful. In 2005, with the addition of Picometrix and having had two years of profitable operations, we reduced the allowance to approximately half of the deferred asset. With the acquisition of Picometrix, we recorded a deferred tax liability to reflect the non- deductible nature of the future amortization of the intangible assets acquired. That deferred tax liability will be amortized over the same life as the intangible assets. The results from operations in 2006 were disappointing, so there was more concern regarding utilization of the net operating loss carry-forwards before they expired. As a result, we decided to increase the reserve by approximately $1,000,000 to cover the loss carry-forwards that expire by 2009. While we are still confident that the Company will generate enough earnings to realize much of the loss carry-forwards, no assurances can be given that we will generate future earnings sufficient to cover the entire net asset. We will review the valuation allowance each year and make adjustments to reflect our best estimate of future tax benefit realization.

Inventories

The Company's inventories are stated at standard cost (which approximates the first-in, first-out method) or market. Slow moving and obsolete inventories are reviewed throughout the year. To calculate a reserve for obsolescence, we begin with a review of our slow moving inventory. Any inventory, which has been slow moving within the past 12 months, is evaluated and reserved if deemed appropriate. In addition, any residual inventory, which is customer specific and remaining on hand at the time of contract completion, is reserved for at the standard unit cost. The complete list of slow moving and obsolete inventory is then reviewed by the production, engineering and/or purchasing departments to identify items that can be utilized in the near future. These items are then excluded from the analysis and the remaining amount of slow-moving and obsolete inventory is then reserved for. Additionally, non-cancelable open purchase orders for parts we are obligated to purchase where demand has been reduced may be reserved. Reserves for open purchase orders where the market price is lower than the purchase order price are also established. If a product that had previously been reserved for is subsequently sold, the amount of reserve specific to that item is then reversed.

Accounts Receivable and Allowance for Doubtful Accounts

The Allowance for Doubtful Accounts is established by analyzing each account that has a balance over 90 days past due. Each account is individually assigned a probability of collection. The total amount determined to be uncollectible in the 90-days-past-due category is then reserved fully. When other circumstances suggest that a receivable may not be collectible, it is immediately reserved for, even if the receivable is not yet in the 90-days-past-due category.

TABLE OF CONTRACTUAL OBLIGATIONS

The following table sets forth the contractual obligations of the Company at March 31, 2006.

CONTRACTUAL OBLIGATIONS		PAYMENTS DUE BY PERIOD			
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term debt	7,032,000	900,000	5,008,000	776,000	348,000
Capital lease obligations	27,000	27,000	--	-	-
Operating lease obligations	4,201,000	1,171,000	2,854,000	176,000	-
Purchase Obligations	1,312,000	1,312,000	-	-	-
Debt to related party	2,901,000	500,000	2,401,000	-	-
Total	15,473,000	3,910,000	10,263,000	952,000	348,000

RESULTS OF OPERATIONS

Fiscal year 2006 compared to fiscal year 2005

REVENUES

The Company predominantly operates in one industry segment, light and radiation detection devices that it sells to multiple markets including telecommunications, industrial sensing/NDT, military/aerospace, medical, and homeland security. Revenues by market consisted of the following:

	Twelve months ended			
	March 31,2006		March 27, 2005	
Telecommunications	$ 3,129,000	13%	$ 86,000	1%
Industrial Sensing/NDT	10,359,000	44%	7,360,000	49%
Military/Aerospace	5,860,000	25%	4,875,000	33%
Medical	2,228,000	9%	2,482,000	17%
Home Land Security	2,009,000	9%	--	0%
Total Revenues	$23,585,000	100%	$14,803,000	100%

The Company's revenues for the fiscal year ended March 31, 2006 (2006) were $23.6 million, an increase of $8.8 million, or 59% of revenues of $14.8 million for the fiscal year ended March 27, 2005 (2005).

Approximately $7.6 million of the increase was attributable to revenues from Picometrix, LLC, which the Company acquired in May 2005 The remaining increase of $1.2 million reflects an overall increase in shipments of 8% to customers in each of the Company's remaining markets over the prior year. This represents approximately $1.4 million in volume increases offset by approximately $0.2 million in price decreases to one customer in the medical market as discussed in the paragraph below.

The acquisition of Picometrix provided the Company entry into the homeland security market with its Terahertz products and contracts and significantly extended its reach in the telecommunication markets with optical receiver products. The most significant revenue increases are from the telecommunications market, which increased $3.0 million, all coming from the Picometrix acquisition. The industrial sensing/NDT market increased 41% or $3.0 million, over the prior year of which $1.7 million was attributable to Picometrix. Sales to the military aerospace market increased 20% over the prior year and accounted for approximately $985,000 of the remaining increase in revenues. Homeland security accounted for $2.0 million of the increase all attributable to Picometrix, Inc. and Medical dropped $254,000 over the prior year mainly due to price reductions for one customer.

As expected, the increased diversification and larger customer base achieved through the Company's acquisitions have resulted in net revenues meeting our expectations for the most recent fiscal year.

COSTS AND EXPENSES

Cost of product sales increased to $14.4 million in 2006 from $10.1 million in 2005. Expressed as a percent of net sales, cost of goods sold was 61% in fiscal year 2006 compared to 68% in fiscal year 2005. As a result, gross profit increased to $9.2 million in fiscal year 2006 from $4.7 million in fiscal year 2005, an increase of 96%. This increase in gross profit is primarily attributable to the acquisition of Picometrix, whose products carry higher gross margins. Stated as a percentage of net sales, material costs were 28% in 2006, the same as in 2005. Material costs did not decrease in FY 06 as a percent of sales, primarily as the result of the $1.1 million inventory write-off in our California facility. The write-off was comprised of $698,000 primarily due to raw material purchases in excess of requirements and obsolescence due to product discontinuance and engineering changes. Another $123,000 was due to obsolete inventory related to the Photonic Detectors Inc. and Texas Optoelectronic Inc. acquisitions in FY05 & FY 03 respectively. The remaining $330,000 was due to scrap, shrinkage and standard cost write-downs. Direct labor and other overhead expenses as a percentage of net sales were 7% and 26% respectively in FY 2006 as compared to 8% and 32% respectively in FY 2005. While our gross margins at our California facility fell short of our expectations for FY 2006, due to the inventory adjustments, scrap and rework, we are actively seeking ways to minimize our costs and improve our margins, and have made margin improvement a priority for FY 2007. One of the steps the Company is taking is the consolidation of wafer fabrication from all three facilities into the Ann Arbor facility.

Research and development (R&D) costs increased by $2.9 million to $3.0 million during FY 2006 compared to $146,000 in FY 2005. The increase in R & D costs is the result of the Company's Picometrix acquisition ($2.7 million) and other non-Picometrix product R&D initiatives, which amounted to $200,000. We expect that R&D expenses will increase in the upcoming fiscal year, as we focus on new opportunities brought to us as a result of the Picometrix acquisition.

Marketing and sales expenses increased by $699,000 (56.8%) to $1.9 million in FY 2006, which is 8% of sales, which is the same percentage as FY 2005. The acquisition of Picometrix accounted for $545,000 of the sales and marketing expense increase. Planned additions to the sales department during the year accounted for $154,000 of increased compensation, travel and related expenses. Overall advertising and marketing expenses increased by approximately $165,000, primarily associated with products sold into the telecommunications market. The Company is committed to building our sales & marketing function in the telecommunications, home land security, military and industrial sensing markets and anticipates further increases in compensation, travel and related expenses during fiscal 2007.

Total general and administrative expenses increased by $4.1 million (151.4%) to $6.8 million (including amortization and goodwill impairment expense) in FY 2006 as compared to $2.7 million in FY 2005. Expressed as a percentage of net sales, general and administrative expenses represented 29% in FY 2006 as compared to 18% in FY 2005. The increase is primarily attributable to $2.6 million of intangible write-off and amortization, comprised of goodwill impairment of $814,000 for Texas Optoelectronics, intangible amortization of $1.4 million and amortization of financing expenses of $387,000 related to the acquisition of Picometrix. The remaining $1.5 million increased G&A costs was the result of added corporate expenses. The Sarbanes-Oxley Act section 404, internal controls, requires the Company to be compliant by fiscal year ending March 2008, based on current market capitalization. External costs required to be in compliance will materially increase over the next two years.

Interest income for 2006 totaled approximately $ 43,000, same as in 2005, due primarily to capital financing activities, which resulted in higher cash balances available for short-term investment. Interest expense for the year was $917,000, as compared to $154,000 in 2005, also a result of capital financing activities and the related interest expense. Related party interest accounted for $206,000 of the total interest expense.

The company recorded an income tax provision of $28,000 for FY 2006 as compared to a negative income tax provision of $4.7 million for FY 2005. The difference of $4.7 million is due to the fact that the Company reversed 50% of its deferred tax valuation allowance, in the amount of $4.7 million in FY 2005.

Net loss for fiscal year 2006 was $3.5 million, as compared to net income $5.3 million in 2005, which included the FY2005 $4.7 million adjustment made to reduce the deferred tax valuation allowance. The decrease in net income is attributable to higher operating expenses, interest expense and the inventory write down at the California facility, offset partially by higher gross profit attributable to the Picometrix acquisition.

Inventory

Expense related to Inventory write-offs for FY 2006 compared to FY 2005 increased approximately $1.1 million from $36,000 in FY 2005 to $1.2 million in FY 2006. This is comprised of slow moving and obsolete inventory of approximately $821,000; of which $123,000 was associated with the acquisitions of Texas Optoelectronics Inc. (FY 03) and Photonic Detector Inc. (FY 05). The balance of $698,000 was slow moving-excess-obsolete inventory from operations. The remaining $330,000 is derived from standards reductions, physical inventory quantity adjustments and scrap.

Fiscal year 2005 compared to fiscal year 2004

REVENUES

The Company's revenues for the fiscal year ended March 27, 2005 (2005) were $14.8 million, an increase of $2.4 million, or 19% from revenues of $12.4 million for the fiscal year ended March 28, 2004 (2004).

Approximately $500,000 of the increase was attributable to revenues from Photonic Detectors, Inc. (PDI), which the Company acquired inDecember 2004. The remaining increase reflects an overall increase in shipments to customers in each of the Company's major market segments over the prior year. As has been the trend for most of the current fiscal year, the most significant revenue increases are coming from the medical and industrial sensing segments, which increased by 34% and 17% respectively over the prior year and account for $1.5 million of the total increase. Similarly, sales to the military aerospace and automotive markets have also increased, by 5% and 17% respectively, and account for approximately $400,000 of the remaining increase in net revenues. Stated as a percentage of net revenues, sales to the industrial sensing market represents 49%, sales to the military/ aerospace market represents 33%, medical is 17% and telecommunications is 1%.

As expected, the increased diversification and larger customer base achieved through the Company's previous acquisitions resulted in net revenues, which fully met our expectations for fiscal year 2005.

COSTS AND EXPENSES

Cost of product sales increased to $10.1 million in 2005 from $8.1 million in 2004. Stated as percent of net sales, cost of product sales increased 3 percentage points to 68%, reducing our gross profit margin to 32% in 2005 as compared to 35% in fiscal year 2004. The reduction in gross margin is primarily attributable to manufacturing issues; including labor inefficiencies and a significant increase in material costs related to scrap, rework and assembly yields. Stated as a percentage of net sales, material costs rose to 28% in 2005 as compared to 25% in 2004. In 2005, we were again faced with heightened competitiveness in certain markets which caused us to absorb increases in certain material costs while maintaining or reducing existing pricing in our efforts to generate new business as well as retain existing business. Direct labor and other overhead expenses as a percentage of net sales remained flat at 8% and 32%, respectively, in 2005 as compared to 2004. While our gross margins fell slightly short of our expectations for 2005, we continued to seek ways to improve our cost and margin structure, and made margin improvement a continued priority during 2006.

Research and development (R&D) costs decreased by $134,000 (48%) to $146,000 during 2005 compared to $280,000 in 2004. R & D costs decreased significantly over the past two years as we concentrated our efforts on projects offering the highest commercial potential per each dollar spent.

Marketing and sales expenses increased by $205,000 (20%) to $1.2 million in 2005. Planned additions to the sales department staff during the year accounted for $113,000 of increased salary, travel and related expenses. In addition, increased sales contributed to a $68,000 increase in commission expense and overall advertising and marketing expenses increased by approximately $24,000. The Company remains committed to insuring that our customers receive excellent service.

Total general and administrative expenses increased by $541,000 (25%) to $2.7 million in 2005 as compared to approximately $2.1 million in 2004. Approximately 50% of the increase in general and administrative expenses is due to increased personnel and related expenses, including salaries, bonuses and benefits to support our growth objectives. In addition, total payroll was increased during the fourth quarter of fiscal 2005 as a direct result of the PDI acquisition, which was consummated on December 21, 2004. As part of our integration plan, selected PDI personnel were either offered a permanent position or requested to remain as an employee until a date specified by the Company. The net effect of the additional PDI personnel accounted for approximately $160,000 of the year to date increase. The remaining increases in general and administrative expenses were primarily due to acquisition investigation and related expenses, including consultants, legal, financing and other related expenses, which amounted to approximately $246,000 in total.

Interest income for 2005 totaled $43,000, an increase of $23,000 over 2004, due primarily to capital financing activities, which resulted in higher cash balances available for short-term investment. Interest expense for the year was $154,000 as compared to $30,000 in 2004, also a result of capital financing activities and the related interest liabilities.

At March 27, 2005, the Company reversed 50% of its deferred tax valuation allowance, in the amount of $4.7 million. The deferred tax valuation allowance had previously been recorded at full value against its deferred tax assets, reducing the net value of the asset to zero. With the acquisition of both Photonic Detectors Inc. in December 2004 and Picometrix, Inc. in May 2005, the Company's management projected that the Company would generate sufficient future taxable income to utilize at least a portion of its accumulated NOL's before they expire and has accordingly reduced the deferred tax asset valuation allowance to $4.7 million against a deferred tax asset of $9.5 million, bringing the net value of the deferred tax asset to $4.8 million at March 27, 2005. The reduction in the valuation allowance was recorded as a deferred tax benefit in the statement of operations.

Net income for fiscal year 2005 was $5.3 million, including the $4.7 million adjustment made to reduce the deferred tax valuation allowance, as compared to $794,000 in 2004. Total acquisition-related expenses for fiscal year 2005 which were necessary to support our growth objectives amounted to $560,000 (which includes interest expense of $154,000, plus the $406,000 increased general and administrative expenses associated with PDI and other acquisition investigation activities, as noted above). Thus, excluding the net impact of the deferred tax asset adjustment and acquisition-related expenses, net income for fiscal 2005 would have been $1.1 million, or $0.08 per share.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006, the Company had unrestricted cash and cash equivalents of $5.9 million, an increase of $4.4 million, from $1.5 million as of March 27, 2005. The Company believes that current cash levels combined with our revolving line of credit will be sufficient for our 2007 fiscal year. On March 21, 2006, the Company received $4 million in net proceeds from the placement of a note payable that is convertible into Class A Common stock as discussed below.

The Company maintains a revolving line of credit with a regional bank that provides for borrowings up to $3.0 million, based on 80% of the Company's eligible accounts receivable and 40% of the Company's eligible inventory, subject to certain limitations as defined by the agreement. At March 31, 2006, the outstanding balance on the line was $1.0 million. All business assets of the Company secure the line. As most recently amended, repayment is interest only monthly, with principal due at maturity date on November 3, 2006. Interest is computed at the prime rate as published in the Wall Street Journal plus ½% with a floor of 6.5%. The prime interest rate was 7.75% at March 31, 2006.

In May 2005, the Company borrowed $2.7 million from a regional bank. The loan is guaranteed by all of the Company's subsidiaries. Repayment is principal of $75,000 per month, plus interest, until maturity on May 2, 2008. Interest is computed at the prime rate as published in the Wall Street Journal plus 1% with a ceiling of 7.75% and a floor of 6%.

During Q2 06, $3.5 million of the senior convertible notes were converted into 1,802,953 shares of the Company's Class A Common Stock at $1.9393 per share. The investors exercised their option and provided an additional $1.0 million of senior convertible notes in September 2005 that can be converted into 472,678 shares at 2.1156 per share and received warrants to purchase 170,164 shares of Class A Common Stock at $1.78 per share.

During Q3 06, $1.0 million of the senior convertible notes were converted into 472,678 shares of the Company's Class A Common Stock at $2.1156 per share. During Q3 06, warrants were converted into 85,082 shares of Class A Common Stock at $1.78 per share The company received $151,446 in cash as a result of this conversion. The investor has warrants remaining to purchase 85,082 shares of Class A Common Stock at $1.78 per share.

During Q4 06, the investors exercised their option and provided an additional $4.0 million of senior convertible notes in March 2006 that can be converted into 1,890,717 shares at 2.1156 per share and received warrants to purchase 680,658 shares of Class A Common Stock at $1.78 per share. The company received $4.0 million in cash as a result of this conversion. At the end of Q4 06, the outstanding senior convertible notes totaled $5.5 million that can be converted into 2,666,015 shares of Class A Common Stock and their were outstanding detachable warrants to purchase 1,446,398 shares of Class A Common Stock at $1.78 per share.

	Convertible notes – Face value	Notes Converted	Convertible notes – Balance 3/31/06	Conversion Price	Outstanding Warrants	Exercise Price
Round 1 financing	$5,000,000	$3,475,000	$1,525,000	$1.9393	680,658	$1.78
Round 2 Financing	5,000,000	1,000,000	4,000,000	$2.1156	765,740	$1.78
Total	$10,000,000	$4,475,000	$5,525,000		1,446,398	

Operating Activities

Net cash used in operating activities of $783,000 for the year ended March 31, 2006 was primarily the result of our net operating loss of ($3,465,000), an increase in accounts receivable of $712,000, an increase in prepaid expenses of $355,000, a decrease in accrued expenses of $645,000, and a decrease in accounts payable of $336,000; offset by decreases in goodwill due to impairment charges of $814,000, decreases in inventory (including the provision for obsolescence) of $958,000, and other assets of $158,000.

Net cash provided by operating activities of $228,000 for the year ended March 27, 2005 was primarily the result of our net operating profit of $5,254,000, a decrease in our deferred tax valuation allowance of

$4,749,000, an increase in inventory of $291,000, an increase in prepaid acquisition and capital finance expenses of $532,000, an increase in prepaid expenses of $193,000, and a decrease in customer deposits of $477,000; offset by an increase in accounts payable and other accrued expenses of $507,000 and a decrease in accounts receivable of $71,000.

Net cash provided by operating activities of $1,216,000 for the year ended March 28, 2004 was primarily the result of our net operating profit of $794,000, an increase in accounts receivable of $176,000, a decrease in accounts payable of $73,000, a decrease in other accrued expenses of $125,000; offset by a decrease in inventory of $307,000.

Investing Activities

Net cash used in investing activities was $3.0 million_for the year ended March 31, 2006. The amount primarily consisted of cash paid for the acquisition of Picometrix of $3.5 million and related expenses of $936,000, net of cash acquired of $678,000 and change in restricted cash of $1.3 million. Capital expenditure activity for the year accounted for $263,000 of the cash used, and patent expenditures were $191,000 for the year.

Net cash used in investing activities was $5,049,000_for the year ended March 27, 2005. The amount primarily consisted of $4,228,000 loan to Picometrix, $1,254,000 in a restricted cash collateral account subject to release upon satisfaction of certain conditions (which conditions were subsequently met), $193,000 was used for capital expenditures required primarily for necessary computer and manufacturing equipment upgrades or replacements, and $1,117,000 for purchases of outstanding shares of PDI common stock; offset by $1,700,000 transferred from short-term investments into cash.

Net cash used in investing activities was $608,000_for the year ended March 28, 2004. The amount primarily consisted of a $300,000 transfer of cash to short term investments and $298,000 used for capital expenditures.

Financing Activities

Net cash provided by financing activities was $8.4 million for the year ended March 31, 2006. This primarily reflects the $2.7 million cash proceeds from the term loan relating to the Picometrix acquisition reduced by ten months of loan repayment of $750,000, $5.0 million of cash proceeds from convertible notes ($1 million in September 05 and $4 million in March 06), $455,000 of cash paid for warrants to purchase the Company's Class A Common Stock and $600,000 of cash proceeds from a tem loan by the Michigan Economic Development Corporation. Payments of $300,000 were made during the year to equipment vendors to adhere to unsecured financing arrangements. Employees exercised stock options for approximately $47,000.

Net cash provided by financing activities was $5.0 million for the year ended March 27, 2005. The amount primarily consisted of $5.0 million obtained through private placement of a convertible note, a revolving line of credit of $1,000,000; offset by a pay-down of $900,000 against the secured term loan and repayment of a PDI line of credit of $78,000.

Net cash used in financing activities was $211,000 for the year ended March 28, 2004. The amount primarily consisted of $23,000 in proceeds from the sale of fixed assets, proceeds from exercise of stock options of $66,000; offset by a pay-down of $300,000 against the secured term loan.

The Company is exposed to interest rate risk for marketable securities. We continually monitor interest rates and will attempt to utilize the best possible avenues of investment as excess cash becomes available.

Quantitative and Qualitative Disclosures About Market Risk

At March 31, 2006, all of our interest rate exposure is linked to the prime rate, subject to certain limitations. As such, we are at risk to the extent of changes in the prime rate and do not believe that moderate changes in the prime rate will materially affect our operating results or financial condition.

FORWARD LOOKING STATEMENTS

The information contained herein includes forward looking statements that are based on assumptions that management believes to be reasonable but are subject to inherent uncertainties and risks including, but not limited to, risks associated with the integration of newly acquired businesses, unforeseen technological obstacles which may prevent or slow the development and/or manufacture of new products, limited (or slower than anticipated) customer acceptance of new products which have been and are being developed by the Company, the availability of other competing technologies and a decline in the general demand for optoelectronic products.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Advanced Photonix, Inc.:

We have audited the accompanying consolidated balance sheets of Advanced Photonix, Inc. (the "Company") as of March 31, 2006 and March 27, 2005 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years ended March 31, 2006, March 27, 2005 and March 28, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2006 and March 27, 2005 and the results of its operations and its cash flows for the years ended March 31, 2006, March 27, 2005 and March 28, 2004 in conformity with accounting principles generally accepted in the United States.

/s/ Farber Hass Hurley & McEwen LLP
June 9, 2006

ADVANCED PHOTONIX, INC.
CONSOLIDATED BALANCE SHEETS

As of:	March 31, 2006	March 27, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 5,933,000	$ 1,503,000
Restricted cash	--	1,254,000
Accounts receivable, net of allowance for doubtful accounts of $46,000 and $24,000 for March 31, 2006 and March 27, 2005, respectively.	4,387,000	2,610,000
Note receivable from Picometrix	-	4,228,000
Inventory , less allowance of $2,181,000 in 2006 and $1,032,000 in 2005	3,434,000	3,644,000
Prepaid expenses and other current assets	711,000	563,000
Deferred tax asset, current portion	--	644,000
Total current assets	14,465,000	14,446,000
Equipment and leasehold improvements		
Equipment and leasehold improvements	7,923,000	5,118,000
Accumulated depreciation	(4,548,000)	(3,719,000)
Equipment and leasehold improvements, net	3,375,000	1,399,000
Other assets		
Goodwill, net of accumulated amortization of $353,000 for March 31, 2006 and March 27, 2005.	4,719,000	2,421,000
Intangibles, net of accumulated amortization of $1,399,000 and $181,000 for March 31, 2006 and March 27, 2005, respectively	14,155,000	481,000
Patents, net of accumulated amortization of $55,000 and $51,000 for March 31, 2006 and March 27, 2005, respectively	16,000	13,000
Patents pending	184,000	--
Prepaid capital finance expenses, net of current portion and accumulated amortization in 2006 and 2005 of $181,000 and $83,000, respectively	84,000	315,000
Certificates of deposit	275,000	--
Security deposits and other assets	105,000	175,000
Deferred income taxes	623,000	4,105,000
Total other assets	20,161,000	7,510,000
Total assets	$ 38,001,000	$ 23,355,000

(Continued)

ADVANCED PHOTONIX, INC.
CONSOLIDATED BALANCE SHEETS - Continued

	March 31, 2006	March 27, 2005
Liabilities and shareholders' equity		
Current liabilities		
Line of credit	$1,000,000	$1,000,000
Accounts payable	982,000	1,053,000
Compensation and related withholdings	697,000	529,000
Customer deposits	1,000	-
Deferred income	76,000	271,000
Other accrued expenses	952,000	321,000
Current portion of long-term debt, related party	500,000	-
Current portion of long-term debt	927,000	11,000
Total current liabilities	5,135,000	3,185,000
Long-term debt, less current portion	6,132,000	4,861,000
Long-term debt, less current portion - related party	2,401,000	-
Total liabilities	13,668,000	8,046,000
Commitments and contingencies:		
Class A redeemable convertible preferred stock, $.001 par value; 780,000 shares authorized; 2006 and 2005 - 40,000 shares issued and outstanding; liquidation preference $32,000	32,000	32,000
Shareholders' equity:		
Preferred stock, $.001 par value; 10,000,000 shares authorized; 780,000 shares designated Class A redeemable convertible; 2006 and 2005 - no shares issued and outstanding	-	-
Class A common stock, $.001 par value, 50,000,000 authorized; 2006 - 18,885,006 shares issued and outstanding, 2005 - 13,512,631 shares issued and outstanding.	19,000	13,000
Class B common stock, $.001 par value; 4,420,113 shares authorized, 2006 and 2005 - 31,691 issued and outstanding.	-	-
Additional paid-in capital	40,478,000	27,995,000
Accumulated deficit	(16,196,000)	(12,731,000)
Total shareholders' equity	24,301,000	15,277,000
Total liabilities and shareholders' equity	$ 38,001,000	$ 23,355,000

See notes to consolidated financial statements.

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended March 31, 2006, March 27, 2005 and March 28, 2004	2006	2005	2004
Sales, net	$23,585,000	$14,803,000	$12,401,000
Cost of products sold	14,402,000	10,071,000	8,104,000
Gross profit	9,183,000	4,732,000	4,297,000
Research and development expenses	3,019,000	146,000	280,000
Sales and marketing expenses	1,930,000	1,231,000	1,009,000
General and administrative expenses	4,157,000	2,491,000	2,087,000
Amortization expense	1,403,000	117,000	78,000
Amortization –Capital finance expense	387,000	81,000	-
Goodwill impairment expense	814,000	-	-
Total operating expenses	11,710,000	4,066,000	3,454,000
Income (loss) from operations	(2,527,000)	666,000	843,000
Other income (expense):			
Interest income	43,000	43,000	20,000
Interest expense	(322,000)	(13,000)	(30,000)
Interest expense related to convertible notes	(389,000)	(141,000)	--
Interest expense, related party	(206,000)	--	-
Other income (expense)	(36,000)	(35,000)	(34,000)
Income (Loss) before provision (benefit) for income taxes	(3,437,000)	520,000	799,000
Provision (benefit) for income taxes			
Provision (benefit) for income taxes - current	28,000	18,000	12,000
Provision (benefit) for income taxes - deferred	--	(4,752,000)	(7,000)
Total provision (benefits) for income taxes	28,000	(4,734,000)	5,000
Net income (loss)	$(3,465,000)	$5,254,000	$ 794,000
Basic earnings (loss) per share	$(0.20)	$0.39	$0.06
Diluted earnings (loss) per share	$(0.20)	$0.34	$0.06
Weighted average common shares outstanding	17,477,000	13,461,000	13,400,000

See notes to consolidated financial statements.

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended March 31, 2006, March 27, 2005 and March 28, 2004	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE AT MARCH 30, 2003	13,369,258	$13,000	31,691	$ -	$27,625,000	$(18,780,000)	$8,858,000
Exercise of Options	77,801	-	-	-	67,000	-	67,000
Shares issued to acquire TOI assets	(50,000)	-	-	-	(46,000)	-	(46,000)
Net loss	-	-	-	-	-	794,000	794,000
BALANCE AT MARCH 28, 2004	13,397,059	13,000	31,691	-	27,646,000	(17,986,000)	9,673,000
Exercise of Options	2,000	-	-	-	1,000	-	1,000
Shares issued to acquire PDI	113,572	-	-	-	207,000	-	207,000
Discount on note payable (fair value of detachable warrants issued)	-	-	-	-	141,000	-	141,000
Net Income	-	-	-	-	-	5,255,000	5,255,000
BALANCE AT MARCH 27, 2005	13,512,631	13,000	31,691	-	27,995,000	(12,731,000)	15,277,000
Exercise of Options	266,500	-	-	-	272,000	-	272,000
Notes Conversions	2,264,560	3,000	-	-	4,473,000	-	4,476,000
Shares issued for interest	11,069	-	-	-	21,000	-	21,000
Discount on note payable (fair value of detachable warrants issued)	-	-	-	-	1,832,000	-	1,832,000
Warrants exercised	255,246	-	-	-	454,000	-	454,000
Shares issued to acquire Picometrix	2,575,000	3,000	-	-	5,431,000	-	5,434,000
Net Income	-	-	-	-	-	(3,465,000)	(3,465,000)
BALANCE AT MARCH 31, 2006	18,885,006	$19,000	31,691	$ -	$40,478,000	$(16,196,000)	$24,301,000

See notes to consolidated financial statements.

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended March 31, 2006, March 27, 2005 and March 28, 2004	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$(3,465,000)	$5,254,000	$ 794,000
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation	829,000	369,000	328,000
Amortization	1,790,000	198,000	78,000
Disposal of fixed assets	--	56,000	39,000
Goodwill impairment charges	814,000	--	--
Amortization convertible note discount	181,000	--	--
Provision for doubtful accounts	--	--	(36,000)
Provision for obsolete inventory	821,000	--	70,000
Provision for warranty expense	--	15,000	--
Increase (decrease) in deferred tax valuation allowance	--	(4,749,000)	--
Changes in operating assets and liabilities:			
Accounts receivable	(712,000)	71,000	(176,000)
Inventories	137,000	(291,000)	307,000
Prepaid expenses and other current assets	(355,000)	(193,000)	27,000
Prepaid acquisition costs	--	(134,000)	(17,000)
Prepaid capital finance expenses	--	(398,000)	--
Other assets	158,000	--	--
Accounts payable	(336,000)	428,000	(73,000)
Customer deposit liability	--	(477,000)	--
Accrued expenses	(645,000)	79,000	(125,000)
Net cash provided by (used in) operating activities	(783,000)	228,000	1,216,000
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(263,000)	(193,000)	(298,000)
Patent expenditures	(191,000)	--	--
Short term investments	--	1,700,000	(300,000)
Change in restricted cash	1,254,000	(1,254,000)	--
Cash acquired through acquisition of Photonic Detectors, Inc.	--	44,000	--
Cash acquired through acquisition of Picotronix, Inc.	678,000	--	--
Cash paid for Picotronix, Inc. acquisition	(3,500,000)	--	--
Cash paid for acquisition related costs	(936,000)	--	--
Purchase of outstanding shares of Photonic Detectors, Inc. common stock	--	(1,117,000)	--
Loan to Picometrix, Inc.	--	(4,228,000)	--
Intangible assets acquired	--	--	(10,000)
Purchase of selected net assets of Silicon Sensors, LLC	--	--	--
Net cash used in investing activities	(2,958,000)	(5,048,000)	(608,000)

CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of Photonic Detectors, Inc. line of credit	--	(78,000)	--
Advanced Photonix, Inc. secured term loan	1,950,000	(900,000)	(300,000)
	--	1,000,000	--
Advanced Photonix, Inc. revolving line of credit (asset-based)			
Payments on notes payable	119,000	--	--
Proceeds from private placement of convertible note	5,000,000	5,000,000	--
Proceeds from sale of fixed assets	--	--	23,000
Proceeds from MEDC term loan	600,000	--	--
Proceeds from exercise of warrants	455,000	--	--
Proceeds from exercise of stock options	47,000	2,000	66,000
Net cash provided by (used in) financing activities	8,171,000	5,024,000	(211,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,430,000	204,000	397,000
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,503,000	1,299,000	902,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,933,000	$ 1,503,000	$ 1,299,000

See notes to consolidated financial statements.

Supplemental disclosure of cash flow information:

	2006	2005	2004
Cash paid for interest	$623,000	$153,000	$ 30,000
Cash paid for income taxes	$ 17,000	$ 19,000	$ 5,000

Supplemental disclosure of non-cash operating, investing and financing activities:

Picometrix acquisition in FY 2006	
Assets acquired	$19,404,000
Liabilities assumed	(2,406,000)
Net assets acquired	16,998,000
Cash Paid	(3,500,000)
Broker fees and other direct costs	(936,000)
	12,562,000
Non-cash investing activities:	
Common stock issued	(5,433,000)
Note payable – related	(2,901,000)
Picometrix note retired	(4,228,000)
Net balance	$ --

In October 2004 (FY05), the Company issued $5.0 million in secured debt to be used for future acquisition. In conjunction with that debt, the Company issued warrants convertible into 850,822 shares of the Company's common stock. The warrants issued were adjusted to present value. The adjustment was $141,000 to additional paid-in capital. The company amortized $120,000 of the discount to interest expense in FY2006. The remaining balance of $21,000 will be amortized over the remaining life of the convertible note which matures in Oct 2007 or sooner if the note is converted. During FY 2006 $4,475,000 of the convertible notes was converted into 2,275,631 shares of the Company's Class "A" Common Stock.

1. Summary of the Company and Significant Accounting Policies

Business Description – Advanced Photonix, Inc. (the Company or API), is a leading supplier of custom opto-electronic solutions, high-speed optical receivers and Terahertz sensors and instrumentation, serving a variety of global Original Equipment Manufacturer (OEM) markets including telecommunications, military/aerospace, industrial sensing/NDT, medical and homeland security. Our optoelectronic solutions are based on our silicon Large Area Avalanche Photodiode (LAAPD), PIN photodiode and FILTRODE® detectors. Our patented high-speed optical receivers include Avalanche Photodiode technology (APD) and PIN (positive-intrinsic-negative) photodiode technology based upon III-V materials, including InP, InAlAs, and GaAs. Our newly emerging Terahertz sensor product line is targeted to the industrial non-destructive testing (NDT), quality control, homeland security and military markets. Using our patented fiber coupled technology and high speed Terahertz generation and detection sensors, we are engaged in transferring Terahertz technology from the application development laboratory to the factory floor. We have three manufacturing facilities, one in Camarillo, CA, one in Dodgeville, WI and one in Ann Arbor, MI.

The Company's wholly owned subsidiary, Silicon Sensor, Inc. (SSI) (see Note 9 – Acquisitions), manufactures silicon photodiodes and optoelectronic devices in a manufacturing facility in Dodgeville, Wisconsin.

The Company's wholly owned subsidiary, Texas Optoelectronics, Inc. (TOI) (see Note 9 – Acquisitions), manufactured optoelectronic devices in a facility in Garland, Texas. The Company shut down the Garland facility in May 2003 and relocated the TOI assets to the Company's facilities in Dodgeville, Wisconsin and Camarillo, California.

In December 2004 the Company acquired all of the outstanding shares of Photonic Detectors, Inc. (PDI) (see Note 9 – Acquisitions), PDI manufactured optoelectronic devices in a facility in Simi Valley, California. The acquired facility was shut down in March 2005 and all assets were merged into the operations in Dodgeville, Wisconsin and Camarillo, California.

In May 2005 the Company acquired all the outstanding shares of Picotronix, Inc. through the merger of Picotronix, Inc. (doing business as and referred to herein as "Picometrix"), a Michigan corporation, with and into Michigan Acquisition Sub, LLC ("Newco"), a Delaware limited liability company and a wholly-owned subsidiary of the Company, pursuant to an Agreement and Plan of Merger dated March 8, 2005 by and among the Company, Newco, Picometrix and Robin Risser and Steven Williamson, the shareholders of Picometrix. Immediately following the effective time of the merger, the name of Newco was changed to Picometrix, LLC and continues its operations in Ann Arbor, Michigan.

Principles of Consolidation - The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Reclassifications –Certain prior year balances have been reclassified in the consolidated financial statements to conform to the current year presentation. Sales in the automotive market, which were $698,000 and $838,000 in FY 2006 and FY 2005, respectively, are now classified with Industrial/NDT market.

Fiscal Year-End – With the fiscal 2006 year-end, the Company's fiscal year ends on the last calendar day in March. Prior fiscal years ended on the last Sunday of March. As a result of this change, fiscal year ended March 31, 2006 contains fifty-three weeks. The prior two fiscal years ending March 27, 2005 and March 28, 2004 contain fifty-two weeks each.

Operating Segment Information – The Company predominantly operates in one industry segment, light and radiation detection devices.

Significant Accounting Policies

Pervasiveness of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – The Company recognizes revenues upon shipment. Provision for estimated losses, if any, is made in the period in which such losses are determined.

Revenues from research and development cost reimbursement-type contracts are recorded as costs are incurred based upon the relationship between actual incurred costs, total estimated costs and the amount of the contract or grant award. Estimation of cost is reviewed periodically and any anticipated losses are recognized in the period in which they first become determinable.

Warranties – The Company typically warrants its products against defects in material and workmanship. Custom opto products shipped from the California and Wisconsin facilities are warranted for a period of 90 days from the date of shipment. Optical receiver and Terahertz products shipped from the Michigan facility are warranted for a period of 1 year from the date of shipment.

Fair Value of Financial Instruments – The carrying value of all financial instruments potentially subject to valuation risk (principally consisting of cash equivalents, accounts receivable, accounts payable, notes receivable and notes payable) approximates fair value based upon prevailing interest rates available to the Company.

Cash and Cash Equivalents – The Company considers all highly liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

As of March 31, 2006, the Company held $4.0 million in a short-term Master Hold-in-Custody Repurchase agreement with a major California bank. Repurchase agreements are not considered a bank deposit, and are therefore not insured by the FDIC. These funds are backed by securities owned by Pacific Capital Bank, N.A. and are held in a safekeeping account. Current interest earned on this short-term investment range from 4-5 %. The investment period ranges from 7-30 days.

Restricted Cash - As a condition of the Senior Convertible Note (see note 14), the Company established a cash collateral account with a bank and a control agreement with a collateral agent. The agreement grants the holder of the note a first priority-perfected interest in the account. Conditioned upon certain defined events and permitted acquisitions; the collateral agent may release the funds to the Company. In May 2005 (see note 14) the Company concluded a permitted acquisition allowing for the release of the restricted funds.

Accounts Receivable. Receivables are stated at amounts estimated by management to be the net realizable value. The allowance is based on specific identification. Accounts receivable are charged off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected. Collateral is not typically required, nor is interest charged on accounts receivable balances.

Accounts receivable are unsecured and the Company is at risk to the extent such amount becomes uncollectible. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. As of March 31, 2006, one customer comprised 14% of accounts receivable. As of March 27, 2005, one customer comprised 22% of accounts receivable. As of March 28, 2004, two customers comprised 14% and 13%, respectively, of accounts receivable. As of March 31, 2006, the Company had 18 customers with balances over 90 days.

Inventories – Inventories, which include material, labor and manufacturing overhead, are stated at standard cost (which approximates the first in, first out method) or market. Slow moving and obsolete inventories are reviewed throughout the year. To calculate a reserve for obsolescence, we begin with a review of our slow moving inventory. Any inventory, which has been slow moving within the past 12 months, is evaluated and reserved if deemed appropriate. In addition, any residual inventory, which is customer specific and remaining on hand at the time of contract completion, is reserved for at the standard unit cost. The complete list of slow moving and obsolete inventory is then reviewed by the production, engineering and/or purchasing departments to identify items that can be utilized in the near future. These items are then excluded from the analysis and the remaining amount of slow-moving and obsolete inventory is then reserved for. Additionally, non-cancelable open purchase orders for parts we are obligated to purchase where demand has been reduced may be reserved. Reserves for open purchase orders where the market price is lower than the purchase order price are also established. If a product that had previously been reserved for is subsequently sold, the amount of reserve specific to that item is then reversed.

Concentration of Credit Risk – Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents and trade accounts receivable. The Company maintains cash balances at five financial institutions that are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. As of March 31, 2006, the Company had cash at three financial institutions in excess of federally insured amounts. As excess cash is available, the Company invests in short-term and long-term investments, primarily consisting of Government Securities Money Market instruments, and Repurchase agreements. For fiscal years 2006, 2005 and 2004, cash deposits held at financial institutions in excess of FDIC insured amounts were as follows:

2006	**2005**	**2004**
$1,433,000	$2,421,000	$1,013,000

Significant Customer – During the fiscal year ended March 31, 2006, no single customer accounted for more than 10% of the Company's net sales. During the fiscal years ended March 27, 2005, two customers represented 12% and 12% of the Company's net sales, and March 28, 2004, no customer accounted for more than 10% of the Company's net sales.

Shipping and Handling Costs -- The Company's policy is to classify shipping and handling costs as a component of Costs of Goods Sold in the Statement of Operations.

Equipment and Leasehold Improvements – Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or lease term ranging from three to nine years.

Intangible Assets

Intangible Assets -- The Company records intangible assets, which represents the excess of cost over fair value of net assets. These intangible assets are associated with the value of the acquired non-compete agreement, customer list, trademarks, R&D contacts, and technology/patents. These intangible assets are amortized using the straight-line method over their various estimated useful lives up to 15 years.

Patents – Patents represent costs incurred in connection with patent applications. Such costs are amortized using the straight-line method over the useful life of the patent once issued, or expensed immediately if any specific application is unsuccessful.

Impairment of Long-Lived Assets – The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards No. 142. "*Goodwill and Intangible Assets*" ("SFAS 142"). In accordance with SFAS 142 goodwill is not amortized but instead will be tested for impairment at least annually and more frequently if certain indicators are present. The Company recognizes impairment losses on long-lived assets used in operations when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In such circumstances, those assets are written down to estimate fair value. Long-lived assets consist primarily of goodwill and fixed assets.

Research and Development Costs – The Company charges all research and development costs, including costs associated with development contract revenues, to expense when incurred. Manufacturing costs associated with the development of a new fabrication process or a new product are expensed until such times as these processes or products are proven through final testing and initial acceptance by the customer. Costs related to revenues on non-recurring engineering services billed to customers are generally classified as cost of product sales. The company generally retains intellectual property rights related to paid research and development contracts.

Accounting for Stock Option Based Compensation – SFAS No. 123, "Accounting for Stock Based Compensation", sets forth accounting and reporting standards for stock based employee compensation plans. As allowed by SFAS 123, the Company continues to measure compensation cost under Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and complies with the pro forma disclosure requirements of the standard (see Note 12).

2. **Inventories**

Inventories consist of the following at March 31, 2006 and March 27, 2005:

	2006	**2005**
Raw material	$ 4,288,000	$3,129,000
Work-in-process	937,000	1,245,000
Finished products	390,000	302,000
Total inventories	5,615,000	4,676,000
Less reserve	(2,181,000)	(1,032,000)
Inventories, net	$ 3,434,000	$3,644,000

Inventory Adjustments – FY 2006

Past company practice was to review items with no movement and reserve 100% of those with no movement in the past twenty-four (24) months and 40% with no movement in the past twelve (12) months. The Company expanded its review of slow moving and obsolete to include items that had minimal movement in the past twelve (12) months and to review inventory with no movement in the past twelve (12) months to determine the appropriateness of the 40% reserve. The table below summarizes the $1.15 million charge to material cost of goods sold and reduction in inventory for FY 2006. Approximately $1.0 million of this charge occurred in the fourth quarter.

FY 2006 Inventory Adjustments

Increase in provision for slow moving/excess/obsolete inventory	$ 698,000
Write-off obsolete-slow moving inventory from acquisitions (PDI/TOI)	123,000
Subtotal – obsolete inventory	821,000
Scrap inventory	159,000
Reduction in material standards	118,000
Inventory shrinkage	53,000
Subtotal – Other	330,000
Total inventory reduction	$1,151,000

3. Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following at March 31, 2006 and March 27, 2005:

	2006	2005
Machinery and equipment	$6,133,000	$3,795,000
Furniture and fixtures	516,000	154,000
Leasehold improvements	394,000	294,000
Data processing equipment	439,000	322,000
Vehicles	26,000	26,000
Capitalized software	401,000	382,000
Construction-in-process	14,000	68,000
Assets held for sale or disposal	0	77,000
Total assets	7,923,000	5,118,000
Accumulated depreciation	(4,548,000)	(3,719,000)
Net plant, property & equipment	$3,375,000	$1,399,000

Depreciation expense was $829,000 for fiscal year ended March 31, 2006, $369,000 for fiscal year ended March 27, 2005 and $328,000 for fiscal year ended March 28, 2004.

4. Intangible Assets and Goodwill

Intangible Assets - In October 2004 the Company entered into a definitive agreement for $5,000,000 of senior convertible notes, (see note 15). In connection with the agreement costs of approximately $646,000 were incurred which are being amortized over the 36-month term of the agreement or expensed when the notes are converted. In March 2006, the amortization of prepaid capital finance expense was accelerated to reflect the portion of the convertible notes that were converted during the year. The remaining balance of $357,000 will be amortized at approximately $18,800 per month over the remaining life of the notes.

In December 2004 the Company acquired Photonic Detectors, Inc. (see note 10). The Company recorded an intangible asset of $635,000, which represents the excess of cost over fair value of net assets. This intangible asset is associated with the value of the acquired customer list. The intangible asset is being amortized over a period of 60 months beginning January 2005. Monthly amortization is $10,000 per month. Each year the Company evaluates the present value of future cash flows associated with the list. Any impairment would be recognized when the expected future operating cash flows from such intangible assets is less than their carrying value.

In May 2005 the Company completed the acquisition of Picotronix, Inc., dba Picometrix, Inc. The Company recorded intangible assets of $14,920,000, which represents the excess of cost over fair value of net assets. These intangible assets are associated with the value of the acquired non-compete agreement, customer list, trademarks, R&D contacts, and technology/patents. These intangible assets are being amortized over their various estimated useful lives up to 15 years. Amortization is $116,200 per month.

Intangible assets that have definite lives consist of the following (in thousands):

		March 31, 2006			March 27, 2005		
	Weighted Average Lives	Carrying Value	Accumulated Amortization	Intangibles Net	Carrying Value	Accumulated Amortization	Intangibles Net
Non-Compete agreement	15	$130	$38	$92	$225	$194	$31
Customer list	3	825	170	655	635	32	603
Trademarks	15	2,270	135	2,135	-	-	-
R&D contracts	15	1,380	82	1,298	-	-	-
Patents		70	54	16	63	50	13
Patents pending		184		184			
Technology	10	10,950	975	9,975	-	-	-
Total Intangibles	**11.4**	**$15,809**	**$1,454**	**$14,355**	**$923**	**$276**	**$647**

Balances for March 31, 2006 reflect intangible amounts not recognized in the March 27, 2005 values. Those prior year balances were included in Prepaid and Other current assets.

Amortization expense for the fiscal year ended March 31, 2006 was approximately $1,403,000. Patent amortization expense was approximately $3,000 in fiscal 2006, 2005 and 2004, respectively. The current patents held by the Company have remaining useful lives ranging from 2 years to 20 years, with a weighted average remaining useful life of 3.5 years

Assuming no impairment to the intangible value, future amortization expense for intangible assets and patents are as follows:

Intangible Assets		Patents	
2007	$1,522,000	2007	$4,100
2008	1,521,000	2008	2,400
2009	1,486,000	2009	1,400
2010	1,453,000	2010	900
2011	1,361,000	2011	900
2012 & after	6,812,000	2012 & after	6,100
Total	$14,155,000	Total	$15,800

Patent pending costs will be amortized beginning the month the patents are granted.

Impairment of Goodwill – The excess of cost over the purchase price of acquired net assets is amortized on a straight-line basis over a 25-year period. In accordance with SFAS 142, *Goodwill and other Intangible Assets,* the Company ceased amortizing goodwill on April 1, 2002. The Company annually evaluates the recoverability of goodwill by assessing whether the recorded value of the goodwill will be recovered through future expected operating results. As a result of the Company's evaluation, goodwill recorded from the Texas Optoelectronics Inc. acquisition in 2003 of approximately $1.4 million was reduced $814,000 in Q4 FY06 based on the net present value of the estimated future cash flow as a result of the acquisition.

5. **Foreign Sales**

In fiscal 2006, 2005 and 2004, the Company had export sales of approximately $2.1 million, $2.5 million and $1.2 million, respectively, made primarily to customers in North America, Asia and Europe. All foreign sales are denominated in U.S. dollars. Sales to specific countries, stated as a percentage of total sales, consist of the following:

	2006	2005	2004
Australia	1%	--	--
Canada	--	2%	--
Japan	--	2%	--
Spain	--	5%	--
United Kingdom	4%	2%	4%
All other countries	4%	6%	6%
Total export sales	9%	17%	10%

6. **Advertising Expense** – Advertising costs are expensed as incurred. Advertising expense was approximately $133,000, $84,000 and $57,000 in fiscal 2006, 2005 and 2004, respectively.

7. **Warranties** –Warranty costs were approximately $23,000, $15,000 and $0 in fiscal 2006, 2005 and 2004, respectively.

8. **Net Income (Loss) Per Share** – Net income (loss) per share calculations are in accordance with SFAS No. 128, "Earnings per Share". Accordingly, basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding for each year. . The impact of Statement 128 on the calculation of earnings per share is as follows:

	2006	**2005**	**2004**
BASIC			
Average Shares Outstanding	17,477,000	13,461,000	13,400,000
Net Income (Loss)	$(3,465,000)	$5,254,000	$794,000
Basic Income (Loss) Per Share	$(0.20)	$0.39	$0.06
DILUTED			
Average Shares Outstanding	17,477,000	13,461,000	13.400.000
Net Effect of Shares Issuable pursuant to terms of convertible note, based on a weighted average	1,476,000	1,176,000	--
Net Effect of Dilutive Stock Options and Warrants based on the treasury stock method using average market price	2,666,000	962,000	562.000
Total Shares	21,619,000	15,599,000	13,962,000
Net Income (Loss), adjusted for interest expense on convertible note (net of tax)	$ (3,076,000)	$5,304,000	$794,000
Diluted Earnings Per Share	$(0.20) anti dilutive	$0.34	$0.06
Average Market Price of Common Stock	$ 2.82	$ 2.18	$ 1.57
Ending Market Price of Common Stock	$ 2.71	$ 2.11	$ 2.05

The following stock options granted to Company employees, directors, and former owners were excluded from the calculation of earnings per share in the financial statements because they were anti-dilutive for the periods reported:

2006		**2005**		**2004**	
Exercise Price per Share	No. Shares Underlying Options	Exercise Price per Share	No. Shares Underlying Options	Exercise Price per Share	No. Shares Underlying Options
2.8700	3,750	2.2500	35,400	1.8750	64,000
2.8900	10,000	2.5000	27,700	2.5000	27,700
3.0940	1,000	3.0940	1,000	3.0940	1,000
3.1875	350,000	3.1875	350,000	3.1875	350,000
5.3440	50,000	5.3440	50,000	5.3440	50,000
Total	414,750	Total	464,100	Total	492,700

9. Acquisitions

In August 2002, SSI, a newly formed wholly-owned subsidiary of the Company, purchased substantially all of the assets and selected liabilities of Silicon Sensors LLC, a closely-held manufacturer of opto-electronic semiconductor based components located in Dodgeville, Wisconsin. The financial purchase price was $1.7 million in cash, plus the assumption of the Seller's trade accounts payable and accrued liabilities, amounting to approximately $282,000.

In January 2003, the Company purchased all of the issued and outstanding shares of common stock of TOI, a privately owned custom manufacturer of opto-electronic components and assemblies. The purchase price was 1,009,110 shares of API Class A Common Stock (issued at $0.92 per share) and repayment of a debt of TOI in the amount of $1.2 million representing principal and interest.

In December 2004, the Company purchased all of the issued and outstanding shares of common stock of PDI, a privately owned manufacturer of opto-electronic components and assemblies located in Simi Valley, California. The purchase price was 113,572 shares of API Class A Common Stock (issued at $1.82 per share) plus $1.1 million in cash and the assumption of the seller's trade accounts payable, accrued liabilities, and bank line of credit amounting to approximately $259,000. In addition, the purchase agreement contains a contingent purchase price during the five-year contract period following the closing date upon which the Company shall pay the seller an amount equal to 20% of incremental sales as defined, subject to specific sales targets being met. The Company incurred $42,000 of expenses in connection with this acquisition. The Company has closed the Simi Valley location and integrated its business into the Camarillo, California and Dodgeville, Wisconsin facilities. In connection with the transaction, the Company recorded a $635,000 intangible asset ("Customer List"), which it will amortize over a 5-year period, beginning January 2005. A summary of the assets and liabilities acquired at fair market value is as follows:

Assets acquired	
Cash	$44,000
Accounts receivable	239,000
Inventories	423,000
Prepaid & other assets	3,000
Furniture and equipment	239,000
Customer list	635,000
Total Assets Acquired	$ 1,538,000
Liabilities Assumed	
Accounts payable	($159,000)
Accrued salaries	(22,000)
Bank line of credit	(78,000)
Total Liabilities	$ (259,000)
Total Purchase price	$1,324,000

In May 2005, the Company completed its previously disclosed acquisition of Picotronix, Inc. through the merger of Picotronix, Inc. (doing business as and referred to herein as "Picometrix"), a Michigan corporation, with and into Michigan Acquisition Sub, LLC ("Newco"), a Delaware limited liability company and a wholly-owned subsidiary of the Company, pursuant to an Agreement and Plan of Merger dated March 8, 2005 by and among the Company, Newco, Picometrix and Robin Risser and Steven Williamson, the shareholders of Picometrix. Immediately following the effective time of the merger, the name of Newco was changed to Picometrix, LLC. Pursuant to the merger between Picometrix and the Company, the Company paid consideration of approximately $17 million in the form of $3.5 million in cash, four-year API promissory notes in the aggregate principal amount of approximately $2.9 million (the "API Notes"), $5.4 million in API Class A Common Stock (2,575,000 shares valued at $2.11 per share), a loan in the amount of approximately $4.2 million to Picometrix (the "API Loan") which was forgiven and the proceeds of which were used to prepay existing long-term indebtedness of Picometrix to a third party, and broker fees and other transaction costs directly related to the acquisition of approximately $900,000. The API notes are payable in four annual installments with the first being a payment of $500,000, the second being a payment of $550,000, the third being a payment of $900,000 and the fourth being a payment of $950,500. The API notes bear an interest rate of prime plus 1.0% and are secured by all of the intellectual property of Picometrix. API has the option of prepaying the API Notes without penalty. Immediately following the effective time of the transaction, the API Loan was contributed to the capital of Picometrix, LLC. In connection with the transaction, the Company recorded approximately $15 million in intangible assets (including customer list, non-compete agreement, trademarks, R & D contracts, and technology/patents) and will amortize these finite life intangible assets over their various estimated useful lives up to 15 years. The transaction was accounted for as a purchase in accordance with Statement of Financial Accounting Standard No. 141 "*Business Combinations*" ("SFAS 141"); therefore, the tangible assets acquired were recorded at fair value on acquisition date. The initial purchase price was allocated based upon the fair market value on the acquisition date without consideration of deferred tax liability, arising from the intangibles. As a result, the discount to fair value was spread proportionately across the acquired fixed assets and intangibles. Upon computation of the tax affect, due to the un-amortization nature of intangibles for tax purposes, a deferred tax liability of $4,127,000 was recorded with a corresponding increase to fair market value in fixed assets and intangibles and a recording of $3,111,000 of goodwill.. See the below table for the adjusted FY2006 allocation

A portion of the purchase price was allocated to customer list, non-compete agreements, trademarks, R&D contracts, technology/patents that includes products that are already technologically feasible and under development. Picometrix, Inc., developed product technology is primarily comprised of high-speed optoelectronic devices including photodiodes and THz transceivers made of III-V compound semiconductor material, and high-speed optical receiver components and THz sub-systems/systems. The Income Approach, which is based on the premise that the value of an asset is the present value of its future earning capacity, was the primary valuation technique employed. A discount rate of 24% was applied to developed product technology. The acquired intangible assets are being amortized over their estimated useful lives, which are presented in note 1 and 4 above.

Goodwill, which represents the excess of the purchase price over the fair value of tangible and identified intangible assets acquired, is not being amortized but will be reviewed annually for impairment, or more frequently if impairment indicators arise, in accordance with SFAS 142. Goodwill is not expected to be deductible for tax purposes under section 197 of the Internal Revenue Code. The results of operations of Picometrix LLC have been included in the Company's consolidated financial statements subsequent to the date of acquisition.

A summary of the Picotronix assets and liabilities acquired at fair value is as follows:

Assets acquired	FY2006	Adjusted FY2006
Cash and cash equivalents	$ 678,000	678,000
Accounts receivable	1,065,000	1,065,000
Inventories	748,000	748,000
Prepaid expenses and other current assets	98,000	98,000
Net fixed assets	2,458,000	2,541,000

Goodwill	--	3,111,000
Customer list	178,000	190,000
Non-compete agreement	122,000	130,000
Trademarks	2,128,000	2,270,000
R&D contracts	1,294,000	1,380,000
Technology/patents	10,265,000	10,950,000
Deposits and other assets	370,000	370,000
Total assets acquired	$ 19,404,000	23,531,000
Liabilities assumed		
Accounts payable	$ (265,000)	$ (265,000)
Capital lease payable	(89,000)	(89,000)
Other accrued expenses	(874,000)	(874,000)
Notes payable	(877,000)	(877,000)
Deferred revenue and deposits	(301,000)	(301,000)
Deferred tax liability	---	(4,127,000)
Total liabilities assumed	$ (2,406,000)	$ (6,533,000)
Net assets acquired	**$ 16,998,000**	**$ 16,998,000**

10. **Capitalization**

The Company's Certificate of Incorporation provides for two classes of common stock, a Class A for which 50,000,000 shares are authorized for issuance and a Class B for which 4,420,113 shares are authorized for issuance. The par value of each class is $.001. Subject to certain limited exceptions, shares of Class B Common Stock are automatically converted into an equivalent number of Class A shares upon the sale or transfer of the Class B Common Stock by the original holder. The holder of each share of Class A and Class B Common Stock is entitled to one vote per share.

The Company has authorized 10,000,000 shares of Preferred Stock, of which 780,000 shares have been designated Class A Redeemable Convertible Preferred Stock with a par value of $.001 per share. 40,000 shares of Class A Redeemable Convertible Preferred Stock ("Class A Preferred") were issued and outstanding at March 31, 2006. The Class A Preferred Stock has a liquidation preference equal to its issue price ($.80 per share) and is convertible at any time, at the option of the holder, into .3 shares of Class B Common Stock for each share of Class A Preferred Stock converted. The Class A Preferred Stock is subject to redemption at the Company's option for $.80 per share at any time. The Company would be required to pay approximately $25,000 to redeem these shares. The holders of the Class A Preferred Stock are entitled to an annual non-cumulative dividend preference of $.072 per share when the Company's net earnings per share of Class A Preferred Stock equals or exceed $.072. The Class A Preferred shareholders do not have voting rights except as required by applicable law.

11. **Income Taxes**

At March 31, 2006, the Company had net operating loss carry forwards (NOL's) of approximately $23 million for Federal income tax purposes and $4 million for state income tax purposes that expire at various dates through fiscal year 2026. The tax laws related to the utilization of loss carry forwards are complex and the amount of the Company's loss carry forward that will ultimately be available to offset future taxable income may be subject to annual limitations under IRC Section 382 resulting from changes in the ownership of the Company's common stock.

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets at March 27, 2005 were substantially composed of the Company's net operating loss carry forwards for which the Company had made a deferred tax asset valuation allowance of $4.7 million based upon the acquisition of both Photonic Detectors Inc. in December 2004 and Picometrix, Inc. in May 2005. Based upon the FY 2006 results, the Company management has projected that the Company will generate sufficient future taxable income to utilize some of the carry-forwards that expire by 2009.

Realization of the deferred tax asset is dependent upon generating sufficient taxable income prior to expiration of any NOL's. Although realization is not assured, management believes it is more likely than not that the recorded deferred asset will be realized. Accordingly the Company has increased the deferred tax asset valuation allowance to $5.7 million at March 31, 2006. In addition, the Company has reduced the deferred tax asset by the deferred tax liability of $ 3.5 million from the Picometrix acquisition.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The tax provision for the year ended March 31, 2006 is composed of the Wisconsin state income tax. The tax provision for the year ended March 27, 2005 was composed of Wisconsin state income tax and the minimum California franchise tax and reversal of the deferred tax asset valuation allowance. The tax provision for the year ended March 28, 2004 was composed of Wisconsin state income tax and the minimum California franchise tax.

Below are reconciliations between the provisions for income taxes compared with the amounts at the United States federal statutory rate:

Years Ended	**March 31, 2006**	**March 27, 2005**	**March 28, 2004**
Federal income tax at statutory rates	$ (1,173,000)	$ 177,000	$ 272,000
State income taxes, net of federal benefit	(194,000)	39,000	45,000
Amortization of Goodwill	--	--	(1,400)
Utilization of NOL Carryforwards	307,000	(211,000)	(161,000)
Change in valuation allowance	967,000	(4,749,000)	(150,000)
Other	121,000	10,000	1,000
Effective federal income tax	$ 28,000	$ (4,734,000)	$ 5,000

Deferred Tax Assets at March 31, 2006 are as follows, at a projected tax rate of 34% for federal income tax purposes and 8.5% for state income tax purposes:

	Federal	**State**
Current	--	--
Long Term	623,000	--
	623,000	--

The Company's net deferred tax assets consist of the following components, for fiscal years 2006 and 2005:

	2006	**2005**
Sec. 263A adjustment	$ 36,000	$ 59,000
Inventory reserve	719,000	409,000
Utility accruals	7,000	7,000
Warranty reserve	25,000	13,000
Accounts receivable allowance	16,000	9,000
Accrued vacation	90,000	77,000
Charitable contributions	4,000	--
NOL Carryforwards	7,865,000	8,217,000
Accumulated amortization	163,000	32,000
Accumulated depreciation	(50,000)	(149,000)
R&D credits	675,000	721,000
Goodwill amortization	322,000	--
California Mfg. credit	39,000	40,000
Other	2,000	--
Total	$ 9,913,000	$ 9,498,000
Valuation allowance	(5,717,000)	(4,749,000)
Deferred tax liability – Picometrix acquisition	(3,573,000)	--
Net deferred tax asset	$ 623,000	$ 4,749,000

At March 31, 2006 the Company's net operating loss carry forwards will expire on the following dates:

Federal		**California**	
Amount	Expiration	Amount	Expiration
$ 3,171,670	March 21, 2007	$ 2,071,225	March 31, 2007
2,226,072	March 31, 2008	82,141	March 31, 2013
3,816,200	March 31, 2009	973,927	March 31, 2014
1,947,320	March 31, 2010	471,220	March 31, 2015
30,267	March 31, 2011	287,371	March 31, 2016
1,548,581	March 31, 2012		
599,421	March 31, 2013		
250,133	March 31, 2019		
6,096,005	March 31, 2020		
82,471	March 31, 2021		
1,868,554	March 31, 2022		
846,957	March 31, 2023		
753,118	March 31, 2023		
1,500	March 31, 2024		
1,500	March 31, 2025		
8,368	March 31, 2026		
$ 23,248,137		$ 3,885,884	

At March 31, 2006 the Company's Federal R&D tax credit carry forwards will expire on the following dates:

Amount	Expiration
$ 111,773	March 31, 2006
40,963	March 31, 2007
80,385	March 31, 2008
66,489	March 31, 2009
17,847	March 31, 2010
63,832	March 31, 2011
34,245	March 31, 2012
16,737	March 31, 2018
168,399	March 31, 2019
9,217	March 31, 2020
100,338	March 31, 2021
87,020	March 31, 2022
99,925	March 31, 2023
82,575	March 31, 2024
143,990	March 31, 2025
140,000	March 31, 2026
$ 1,263,735	

12. **Stock Options & Warrants**

The Company has four stock option plans: The 1990 Incentive Stock Option and Non-Qualified Stock Option Plan, the 1991 Directors' Stock Option Plan ("The Directors' Plan"), the 1997 Employee Stock Option Plan and the 2000 Stock Option Plan. The Company measures compensation for these plans under APB Opinion No. 25. No compensation cost has been recognized as all options were granted at the fair market value or the greater of the underlying stock at the date of grant. Had compensation expense for these plans been determined consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share would be as follows:

	2006	2005	2004
Net Income (loss) , as reported	$(3,465,000)	$ 5254,000	$ 794,000
Net income (loss), proforma	$(3,612,000)	$5,208,000	$ 723,000
Basic income (loss) per share, as reported	$(0.20)	$0.39	$0.06
Basic income (loss) per share, proforma	$(0.21)	$0.39	$0.07

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 3, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2006, 2005 and 2004, respectively: risk-free interest rates of 2%, 3% and 4%, expected volatility of 8% and expected lives of 10 years in all periods. No dividends were assumed in the calculations.

The Company's various stock option plans provide for the granting of non-qualified and incentive stock options to purchase up to 3,700,000 shares of common stock for periods not to exceed 10 years. Options typically vest at the rate of 25% per year over four years, except for options granted under The Directors' Plan, which typically vest at the rate of 50% per year over two years. Under these plans, the option exercise price equals the stock's market price on the date of grant. Options may be granted to employees, officers, directors and consultants. The Company has also granted options, under similar terms as above, under no specific shareholder approved plan.

Stock option transactions for fiscal years 2005 and 2006 are summarized as follows:

	Shares (000)	**Weight Average Exercise Price**
Outstanding, March 28, 2004	1,961	$1.39
Granted	401	$1.88
Exercised	(2)	$0.65
Expired	(5)	$1.86
Outstanding, March 27, 2005	2,355	$1.47
Exercisable, March 27, 2005	1,776	$1.48
Outstanding, March 27, 2005	2,355	$1.47
Granted	871	$2.23
Exercised	(267)	$1.08
Expired	--	--
Outstanding, March 31, 2006	2,959	$1.74
Exercisable, March 31, 2006	2,025	$1.64

Information regarding stock options outstanding as of March 31, 2006 is as follows:

		Options Outstanding	
Price Range	(in 000s) Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
$0.50 - $1.25	1,769	$0.77	3.62
$1.50 - $2.50	741	$2.09	6.75
$2.87 - $5.34	449	$3.39	6.49

		Options Exercisable	
Price Range	(in 000s) Shares	Weighted Average Exercise Price	Weighted Average Remaining Life
$0.50 - $1.25	1,096	$0.76	3.38
$1.50 - $2.50	514	$2.05	5.22
$2.87 - $5.34	415	$3.44	5.00

Warrants Outstanding & Exercisable

(in 000s) Shares	Exercise Price	Remaining Life (in yrs)
681	$1.78	4.7
766	$1.78	5.5

13. **Line of Credit/Short Term Debt**

The Company has a revolving line of credit from a regional bank, which provides for borrowings up to $3.0 million. The line allows for borrowings on 80% of eligible accounts receivable and 40% on eligible inventory, as defined, limited to $1.5 million. All business assets of the Company secure the line. Repayment is interest only, monthly, with principal due at maturity, November 3, 2006. Interest is computed at the Wall Street Journal Prime plus 1/2% with a floor rate of 6.5%. The prime interest rate was 7.75% at March 31, 2006.

14. **Debt & Notes Payable**

In October 2004, the Company entered into a definitive agreement for the private placement to four institutional investors of $5 million aggregate principal amount of its senior convertible notes. The original Securities Purchase Agreement was filed with the Securities and Exchange Commission on October 12, 2004. The notes are convertible at the option of the holder under certain circumstances into shares of the Company's Class A Common Stock at an initial conversion price of $1.9393 per share, subject to adjustment. The notes pay interest at an annual rate of prime plus 1% and will mature on October 12, 2007. At the time of the closing of the private placement, $2.5 million of the purchase price for the notes was being held in a cash collateral account subject to release upon satisfaction of certain conditions specified in the purchase agreement. The original conditions of release provided for $1.25 million to be eligible for release if the Company had entered into a definitive agreement for a permitted acquisition on or before January 31, 2005. Subsequently, any balance remaining in the cash collateral account, up to the full $2.5 million, would be released upon the Company's consummation of a permitted acquisition on or before March 31, 2005. Letters of agreement between API and the investors dated March 9, 2005 modified the original terms. The modified terms provide for $1.25 million to be released upon entry into a definitive agreement for a permitted acquisition on or before March 11, 2005 and for the remaining funds to be released upon the consummation of that acquisition on or before May 1, 2005. A "permitted acquisition" is defined in the Securities Purchase Agreement as the purchase by the Company of an entity with (1) EBITDA of not less than $750,000 during the twelve months immediately preceding the acquisition and (2) revenues of not less than $4.0 million during the twelve months immediately preceding the acquisition. Since Photonic Detectors, Inc. did not qualify as a "permitted acquisition" no funds were released as a result of completing that transaction. However, $1.25 million was released in March 2005, upon signing an Agreement and Plan of Merger with Picometrix, Inc. and $1.25 million remained as restricted cash in the cash collateral account at March 27, 2005. The remaining amount of restricted cash was released to the Company in May 2005, upon the completion of the acquisition of Picometrix, Inc.

In connection with the transaction, the Company had issued to the investors five-year warrants to purchase 850,822 shares of the Company's Class A Common Stock at an exercise price of $2.1156 per share, subject to adjustment. The Company has agreed to register the shares of common stock issuable upon conversion of the notes and upon exercise of the warrants for resale under the Securities Act of 1933. The investors have the option for a period of one year following effectiveness of the registration statement to acquire an additional $5 million aggregate principal amount of the notes with an initial conversion price of $2.1156 per share and five-year warrants purchasing an additional 850,822 shares of common stock. The original terms of the warrants issued and, the additional warrants to be issued, in the private placement to the investors were also modified on March 9, 2005 to reduce the exercise price from $2.1156 per share of Class A Common Stock of API to $1.78 per share (see Note 20 "Subsequent Events"). Similarly, on March 9, 2005, the terms of the notes issued in connection with the private placement (the "Notes") were modified to (i) provide that the interest rate shall not be less than 6.5% at any time and (ii) increase the amount of "Permitted Indebtedness" (as such term is defined in the Notes) from $3 million to $6 million and (iii) decrease the amount of "Permitted Acquisition Indebtedness" (as such term is defined in the Notes) from $6 million to $3 million. In addition, the investors in the private placement agreed to subordinate, pursuant to a form of subordination agreement in form and substance reasonable satisfactory to them, (i) the principal and interest payments on the Notes to the "Permitted Bank Debt" (as such term is defined in the letters of agreement) and (ii) their liens on the Company's assets to any lien granted by the Company as security for the "Permitted Bank Debt".

In accordance with APB 14, the Company has recorded a discount to the note of $141,000 to account for the fair value associated with the note's detachable warrants. Upon any exercise of the conversion feature, the notes will then be converted from debt to equity. A copy of the original agreement and all related documents were filed with the Securities and Exchange Commission on October 12, 2004 on Form 8-K, and the foregoing summary is qualified in its entirety by reference thereto.

During FY2006 $3.475 million of the $5 million Convertible debt (Convertible Debt 1st Tranche) was converted into 1,792,000 shares leaving a Convertible Debt 1st Tranche balance of $1,503,000 (net of discount) at March 31, 2006. In addition, 170,164 of the warrants were converted and the Company received $299,490 in cash. At March 31, 2006 the balance of unexercised warrants was 680,658.

In September 2005, the Company issued $1.0 million of convertible debt with warrants to purchase 170,164 shares of common stock (Convertible Debt 2nd Tranche). The Company originally valued the warrants and recorded an increase to additional paid-in-capital amounting to $1.0 million. Subsequently the Company determined that the beneficial conversion option and the warrants should have been valued using the "Relative Fair Value" approach. Accordingly, the Company recognized a $574,000 debt discount on the $1.0 million principal value of the convertible note payable and is amortizing the debt discount over the life of the note. The note was converted in November 2005 into 472,678 shares of Class A common stock. In addition, 85,082 of the warrants were converted and the Company received $151,446 in cash. At March 31, 2006 the balance of unexercised warrants was 85,082.

In March 2006, the Company issued $4.0 million of convertible debt (Convertible Debt 2nd Tranche) with warrants to purchase 680,658 shares of common stock. The Company valued the warrants and recorded an increase to additional paid-in-capital amounting to $1.8 million using the "Relative Fair Value" approach. Accordingly, the Company recognized a $1.8 million debt discount on the $4.0 million principal value of the convertible note payable and is amortizing the debt discount to interest expense over the life of the note. At March 31, 2006 the Convertible Debt 2nd Tranche was $2.2 million (net of the debt discount).

In May 2005, the Company borrowed $2.7 million from a regional bank (term loan). The loan is guaranteed by all of the Company's, and its subsidiaries, assets excluding Picometrix LLC intellectual property. Repayment is principal of $75,000 per month, plus interest, until maturity on May 2, 2008. Interest is computed at the Wall Street Journal Prime plus 1% with a ceiling of 7.75% and a floor of 6%. The prime interest rate was 7.75% as of March 31, 2006.

The Michigan Economic Development Corporation (MEDC) entered into two loan agreements with Picometrix LLC, one in 2004 (MEDC-loan 1) and one in 2005 (MEDC-loan 2). Both loans are unsecured. MEDC-loan 1 is for an amount up to $1,024,000 with an interest rate of 7% and is fully amortized by the end of an eight (8) year period (ending on September 15, 2012). Interest is accrued during the first four years, but not paid, after which time principle plus accrued interest is paid over the remaining four years. On September 15, 2004 the Company borrowed $750,000 against the $1.0 million.

MEDC-loan 2 is for an amount up to $1.2 million with an interest rate of 7% and is fully amortized by the end of a six (6) year period (ending on September 15, 2011). Interest is accrued during the first two years and paid ratably over the third year. Beginning in the fourth year principle and accrued interest is paid over the remaining three years. On September 15, 2005 the Company borrowed $600,000 against the $1.2 million.

As a result of the acquisition of Picotronix, Inc. (dba Picometrix), the shareholders of Picometrix received four-year API promissory notes in the aggregate principal amount of $2.9 million ("Debt to Related Parties"). The notes are payable in four annual installments with the first being a payment of $500,000 due May 2006, the second being a payment of $550,000, the third being a payment of $900,000 and the fourth being a payment of $950,500. The notes bear an interest rate of prime plus 1.0% and are secured by all of the intellectual property of Picometrix. API has the option of prepaying the API Notes without penalty.

Debt Maturity Table (in 000's)

	Balance 3/31/06	FY2007	FY2008	FY2009	FY2010	FY2011	FY2012 & Beyond
Bank Term Loan –SBB&T	$1,950	$900	$900	$150			
Credit Line –SBB&T	1,000	1,000					
MEDC- loan 1	750			109	188	188	265
MEDC – loan 2	600			117	200	200	83
Convertible Debt 1st Tranche	1,503		1,503				
Convertible Debt 2nd Tranche	2,229		2,229				
Debt to Related Parties	2,901	500	550	900	951		
Capital leases	27	27					
TOTAL	$10,960	$2,427	$5,182	$1,276	$1,339	$388	$348

15. **Related Party Transactions**

As a result of the acquisition of Picotronix, Inc. (dba Picometrix), the shareholders of Picometrix received four-year API promissory notes in the aggregate principal amount of $2.9 million ("Debt to Related Parties"). The notes are payable in four annual installments with the first being a payment of $500,000 due May 2006, the second being a payment of $550,000, the third being a payment of $900,000 and the fourth being a payment of $950,500. The notes bear an interest rate of prime plus 1.0% and are secured by all of the intellectual property of Picometrix. API has the option of prepaying the API Notes without penalty. On March 31, 2006 the remaining balance on the notes was $2.9 million and paid $206,000 to the note holders in FY2006. Note holders include Robin Risser and Steve Williamson, the Company's CFO and CTO respectively.

16. **Capitalized Lease obligations**

The Company has a capitalized lease obligation, which provides for monthly payments of $889. The lease matures October 2007 and is collateralized by certain equipment with a net book amount of approximately $27,000. Future payments on the lease obligations are as follows:

2007	$27,000
Less interest	(2,300)
Present value of net minimum lease payments	24,700

17. **Commitments & contingencies**

The Company leases its manufacturing and office facilities and certain office equipment under non-cancelable operating leases. Minimum future lease payments under all non-cancelable operating leases expiring at various dates through fiscal 2011 are as follows:

2007	$1,171,000
2008	1,115,000
2009	1,035,000
2010	704,000
2011	176,000
Total	$4,201,000

Rent expense was approximately $1,183,000, $482,000 and $441,000 in fiscal 2006, 2005 and 2004, respectively.

The Company leases all of its executive offices, research, marketing and manufacturing facilities. At March 31, 2006, those leases consisted of primarily 95,000 square feet in three facilities. The facility located at 1240 Avenida Acaso in Camarillo, California is leased through February 2009. A second manufacturing facility is located at 305 County YZ, Dodgeville, Wisconsin, and is leased through October 2006, with one (1) five (5) year option to renew at the current lease rate. The Corporate office with the third manufacturing facility is located at 2925 Boardwalk, Ann Arbor, Michigan and is leased through June 2010, with two (2) five (5) year options to renew at the current lease rate with a CPI adjuster. In addition the Company has the right of first refusal to purchase the facility. The Company believes that its existing facilities are adequate to meet its needs for the foreseeable future.

18. **Legal**

The Company is, from time to time, subject to legal and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the financial position and results of operations of the Company.

19. **Employees' Retirement Plan**

The Company maintains a 401(k) Plan that is qualified under the Internal Revenue Code. All full-time employees are eligible to participate in the Plan. Employees may make voluntary contributions to the Plan, which is matched by the Company at the rate of $1.00 for every $1.00 of employee contribution up to 3% of wages, and $.50 for every $1.00 of employee contributions on the next 2% of wages, subject to certain limitations. Employer contributions are fully vested when earned. The Company contributions and administration costs recognized as expense were approximately $181,000, $62,000 and $71,000 in fiscal 2006, 2005 and 2004, respectively.

20. **Subsequent Events**

On June 2, 2006 the Company announced the resignation of Paul Ludwig as a member of the Board of Directors and President of Advanced Photonix, Inc. Richard Kurtz CEO and Chairman of the Board assumed the responsibility of President.

21. **New Accounting Pronouncements**

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R") which replaces SFAS No. 123, supersedes Accounting Principles Board (APB) No. 25 and related interpretations and amends SFAS No. 95, "Statement of Cash Flows." The provisions of SFAS No. 123R are similar to those of SFAS No. 123; however, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statement as compensation cost based on their fair value on the date of the grant. The fair value of the share-based awards will be determined using an option-pricing model on the grant date. SFAS No. 123R is effective at the beginning of the first fiscal year beginning after June 15, 2005. The Company will adopt SFAS No. 123R in the first quarter of fiscal 2007. The adoption of SFAS No. 123R in the first quarter of 2007 is not expected to have a material impact on the Company's financial statements, although the future impact of the adoption of SFAS No. 123R is dependent upon the future issuance of stock option grants that will be determined by the Company's Compensation Committee.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of Accounting Research Bulletin No. 43, Chapter 4" ("SFAS No. 151"). SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. The provisions in SFAS No. 151 must be applied prospectively to the Company's inventory costs incurred after January 1, 2006. The adoption of SFAS No. 151 is not expected to have an impact on the Company's financial statements.

In March 2005, the FASB issued FASB Interpretation No. ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations," an interpretation of FASB Statement No. 143." This Interpretation clarifies that the term conditional asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The adoption of FIN 47 in fiscal 2006 did not have a material effect on the Company's financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections—a Replacement of APB No. 20 and SFAS No. 3." SFAS No. 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally recognized by way of a cumulative effect adjustment within net earnings during the period of change. SFAS No. 154 requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-special effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The Company does not believe the adoption of SFAS No. 154 will have a material effect on its financial statements.

In October 2005, the FASB issued FSP FAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period", which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. This FSP requires that rental costs associated with ground or building operating leases incurred during a construction period be recognized as rental expense and included in income from continuing operations. The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005, with early adoption permitted. The Company does not believe the adoption of SFAS No. 154 will have a material effect on its financial statements.

22. **Quarterly Financial Data**

The Company recorded 4th quarter adjustments of $333,000 comprised of convertible interest expense from the 'Relative Fair Value' of $ 181,000_and Capital Finance Expense of $152,000, the majority of which happened in the 2nd Quarter of FY 2006.

The table below lists financial information (unaudited) by quarter for each of the three fiscal years ending March 31, 2006, March 27, 2005, and March 28, 2004.

	First	Second	Third	Fourth	Total Year
2006					
Net Sales	$5,077,000	$5,194,000	$6,511,000	$6,803,000	$23,585,000
Cost of Sales	2,929,000	3,070,000	3,513,000	4,890,000	14,402,000
Gross Profit	2,148,000	2,124,000	2,998,000	1,913,000	9,183,000
Research & Development Expenses	452,000	795,000	836,000	936,000	3,019,000
Selling, General & Administrative Expenses	1,669,000	1,969,000	1,902,000	3,164,000	8,704,000
Net Income (Loss)	$ (134,000)	$ (834,000)	$ 127,000	$ (2,624,000)	$(3,465,000)
Basic Income (Loss) per Common Share	$ (0.01)	$ (0.05)	$ 0.01	$ (0.14)	$ (0.20)
Diluted Income (Loss) per Common Share	anti-dilutive	anti-dilutive	$ 0.01	anti-dilutive	anti-dilutive
Weighted Average Common Shares Outstanding	15,133,000	17,252,000	18,563,000	18,882,000	17,477,000
2005					
Net Sales	$3,253,000	$3,709,000	$3,852,000	$3,989,000	$14,803,000
Cost of Sales	1,956,000	2,451,000	2,832,000	2,832,000	10,071,000
Gross Profit	1,297,000	1,258,000	1,820,000	1,157,000	4,732,000
Research & Development Expenses	42,000	37,000	33,000	34,000	146,000
Selling, General & Administrative Expenses	902,000	982,000	870,000	1,166,000	3,920,000
Net Income (Loss)	$ 347,000	$ 260,000	$ 35,000	$4,612,000	$5,254,000
Basic Income (Loss) per Common Share	$ 0.03	$ 0.02	$ 0.00	$ 0.34	$ 0.39
Diluted Income (Loss) per Common Share	$ 0.02	$ 0.02	$ 0.00	$ 0.31	$ 0.34
Weighted Average Common Shares Outstanding	13,431,000	13,431,000	13,437,000	13,544,000	13,461,000
2004					
Net Sales	$2,647,000	$3,256,000	$2,933,000	$3,565,000	$12,401,000
Cost of Sales	1,774,000	2,131,000	1,895,000	2,304,000	8,104,000
Gross Profit	873,000	1,125,000	1,038,000	1,261,000	4,297,000
Research & Development Expenses	78,000	80,000	32,000	90,000	280,000
Selling, General & Administrative Expenses	684,000	819,000	756,000	915,000	3,174,000
Net Income (Loss)	$ 113,000	$ 225,000	$ 255,000	$ 201,000	$ 794,000
Basic & Diluted Income (Loss) per Common Share	$ 0.01	$ 0.02	$ 0.02	$ 0.01	$ 0.06
Weighted Average Common Shares Outstanding	12,247,000	13,449,000	13,458,000	13,479,000	13,400,000

Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer (the "Certifying Officers") are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared. The Certifying Officers have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) as of the end of the period covered by this quarterly report and believe that the Company's disclosure controls and procedures are effective based on the required evaluation. During the past twelve months the Company's Camarillo location has had turnover in two key accounting positions. In addition, in the Company's recently consummated and previously reported acquisition of Picometrix, Inc., API gained three additional accounting personnel in our Ann Arbor location. In view of these two events, API management plans to reconfigure our Corporate and Camarillo accounting and disclosure controls and also transfer certain accounting and external reporting functions to our Ann Arbor office. We will continue to review and assess future needs and responsibilities in all locations and may make future changes. We believe that these changes may have a material affect on our internal controls and Procedures.

In February 2005, Susan Schmidt resigned from her position as Chief Financial Officer, effective March 11, 2005, citing personal reasons. On March 11, 2005 Richard Kurtz, Chairman of the Board and Chief Executive Officer, assumed the position of interim principal financial officer until the appointment of Robin Risser as Chief Financial Officer on May 2, 2005. During the interim period March 11, 2005 through July 2005 Ms. Schmidt continued on with the Company in the capacity of a consultant, assisting management in the evaluation and reporting of financial information and maintaining consistency in our disclosure and internal controls and procedures.

Disclosure Controls

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (or Exchange Act)). Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective in alerting them in a timely manner to material information required to be disclosed in our periodic reports filed with the SEC.

Changes in Internal Controls

During our most recent fiscal quarter, there has not occurred any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

BOARD OF DIRECTORS

Richard D. Kurtz
Chairman of the Board, President and Chief Executive Officer

Robin Risser
Chief Financial Officer

Lance Brewer
Partner at Brewer & Brewer Law firm

M. Scott Farese
President for Chelsea Investments

Donald Pastor
Executive Vice President and Chief Financial
Officer for Telephonics Corporation

Stephen P. Soltwedel
President for Filtertek, Inc.

CORPORATE OFFICERS

Richard D. Kurtz
Chief Executive Officer and President

Robin F. Risser
Chief Financial Officer

Steven Williamson
Chief Technology Officer

CORPORATE INFORMATION

STOCK LISTING & SYMBOL: AMEX/API

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
(212) 509-4000

INDEPENDENT AUDITORS
Farber Hass Hurley & McEwan, LLP
888 West Ventura Blvd.
Suite A
Camarillo, CA 93010
(805) 504-8410

CORPORATE LEGAL COUNSEL
Dornbush Schaeffer Strongin & Venaglia, LLP
747 Third Avenue
New York, New York 10017
(212) 759-3300

INVESTOR/SHAREHOLDER RELATIONS
Cameron Associates, Inc.
1370 Avenue of the Americas
Suite 902
New York, New York 10019
(212) 245-8800

WEB SITE
http://www.advancedphotonix.com

ANNUAL REPORT ON FORM 10-K
Shareholders may obtain without charge a copy of the Company's Annual Report on Form 10-K including the financial statements and schedules thereto filed with the Securities and Exchange Commission for its most recent fiscal year by written request to the Secretary of the Company at 2928 Boardwalk, Ann Arbor, Michigan 48108.

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